[BDM LOGO]                                            BDM International, Inc.
                                                      1501 BDM Way
                                                      McLean, Virginia 22102

                                                      November 26, 1997

To Our Stockholders:

     We are pleased to inform you that on November 20, 1997, BDM International, Inc. entered into a Merger Agreement with TRW Inc. and Systems Acquisition Inc., a wholly owned subsidiary of TRW, pursuant to which that subsidiary has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of BDM's common stock for a cash price of $29.50 per share. The Offer is conditioned upon, among other things, the tender of a majority of the outstanding shares. The Merger Agreement provides that following consummation of the Offer, the TRW subsidiary will be merged with and into BDM (the "Merger") and those BDM shares that are not acquired in the Offer will be converted into the right to receive $29.50 per share in cash.

     Your Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the terms of the Offer and the Merger are fair to, and in the best interests of, BDM and its stockholders, and unanimously recommends that stockholders accept the Offer and tender their shares pursuant to the Offer. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of BDM's financial advisor, Wasserstein Perella & Co., Inc., to the effect that the consideration to be received by BDM stockholders pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of Wasserstein Perella's written opinion is attached to the Schedule 14D-9 as Schedule I.

     The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          /s/ Philip A. Odeen

                                          Philip A. Odeen
                                          President and Chief Executive Officer

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            BDM INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            BDM INTERNATIONAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   05537W209
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PHILIP A. ODEEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            BDM INTERNATIONAL, INC.
                                  1501 BDM WAY
                             MCLEAN, VIRGINIA 22102
                                 (703) 848-5000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT.)

                                WITH COPIES TO:

                             WILLIAM J. GRANT, JR.
                            WILLKIE FARR & GALLAGHER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 821-8000

================================================================================

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is BDM International, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1501 BDM Way, McLean, Virginia 22102. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of the Company.

ITEM 2.  TENDER OFFER OF OFFEROR.

     This statement relates to the tender offer filed as part of a Tender Offer Statement on Schedule 14D-1, dated November 26, 1997 (the "Schedule 14D-1"), by Systems Acquisition Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of TRW Inc., an Ohio corporation ("Parent"), to purchase all the outstanding shares of Common Stock (the "Shares") at a price of $29.50 per Share, net to the seller in cash without interest thereon (the "Price Per Share"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated November 26, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 20, 1997 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation in the Merger (the "Surviving Corporation") and a wholly owned subsidiary of Parent. At the the effective time of the Merger, subject to certain exceptions, each issued and outstanding Share will be converted into the right to receive the price paid by Purchaser for Shares in the Offer. A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive office of Purchaser is located at 1900 Richmond Road, Cleveland, Ohio 44124.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) (i) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in Schedule II hereto and are incorporated herein by reference. Except as described herein (including in Schedule II hereto), to the knowledge of the Company, as of the date hereof, there exist no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

     (ii) MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement which constitutes a summary of all of the material provisions of the Merger Agreement. The summary of Merger Agreement provisions herein is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (the "Commission") as
Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the respective meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days following public announcement of the Merger Agreement. The obligation of Parent to cause Purchaser to accept for payment any Shares tendered shall be subject to the satisfaction of only the Offer Conditions described below under the caption "Offer Conditions." Under the Merger Agreement, unless previously approved by the Company in writing, Parent shall not permit Purchaser to (i) decrease the Per Share Amount or change the form of consideration payable in the Offer,

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

(ii) decrease the number of Shares sought in the Offer, (iii) amend or waive satisfaction of the Minimum Condition (as defined below), or (iv) impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares ("Stockholders"), provided that nothing in the Merger Agreement will prohibit any waiver of any condition or term of the Offer (other than the Minimum Condition) or any other action permitted thereby. Upon the terms and subject to the conditions of the Offer, Parent is required to cause Purchaser to accept for payment and purchase, as soon as practicable after the Expiration Date (as defined in the Merger Agreement), all Shares validly tendered and not properly withdrawn prior to the Expiration Date. Parent and Purchaser may not terminate or withdraw the Offer or extend the Expiration Date, unless at the Expiration Date, the Offer Conditions shall not have been satisfied or earlier waived. Notwithstanding the foregoing, Purchaser may (i) extend the Expiration Date (including as it may be extended) for up to ten business days in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission, (ii) in its sole discretion, extend the initial Expiration Date for up to ten business days after the initial Expiration Date, and (iii) extend the initial Expiration Date (including as it may be extended) for up to ten business days, notwithstanding that on such Expiration Date the Offer Conditions shall have been satisfied or waived, if the number of Shares that have been validly tendered and not properly withdrawn represent more than 50% but less than 90% of the voting power of the then issued and outstanding Shares; provided, however, that, in the case of clause (iii) of this sentence, Parent and Purchaser expressly and irrevocably waive any Offer Condition that subsequently may not be satisfied during such extension of the Offer.

     Directors. The Merger Agreement provides that, promptly upon the purchase by Purchaser of any Shares pursuant to the Offer (and assuming that the Minimum Condition has been satisfied), and from time to time thereafter as Shares are acquired by Purchaser, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act (as defined in the Merger Agreement), representation on the Company's Board of Directors (the "Company Board") equal to at least that number of directors which equals the product of the total number of members of the Company Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Parent (including for purposes of such calculations such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to the number of Shares outstanding. At such times, if requested by Parent, the Company will also cause each committee of the Company Board and the Board of Directors of each Company Subsidiary (as defined in the Merger Agreement) to include persons designated by Parent constituting the same percentage of each such committee and the Board of Directors of each Company Subsidiary as Purchaser's designees are of the Company Board. The Company shall, upon request of Parent, promptly increase the size of the Company Board by whatever number of directors as is necessary to enable Purchaser's designees to be elected to the Company Board in accordance with the terms of the Merger Agreement and shall cause Purchaser's designees to be so elected.

     The Merger Agreement further provides that in the event that Purchaser's designees are appointed or elected to the Company Board, until the Effective Time, the Company Board shall have at least one member who is a director of the Company on the date of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate (within the meaning of the federal securities laws) of Parent (one or more of such directors being referred to herein as the "Independent Directors"). If no Independent Directors remain, the other members of the Company Board shall designate one person to fill one of the vacancies who shall not be either an officer of the Company or a designee, shareholder, affiliate or associate of Parent, and such person shall be deemed to be an Independent Director for purposes of the Merger Agreement. Following the election or appointment of Purchaser's designees pursuant to the Merger Agreement and prior to the Effective Time, any (i) amendment or termination of the Merger Agreement on behalf of the Company, (ii) exercise or waiver of any of the Company's rights or remedies under the Merger Agreement,
(iii) extension of the time for performance of Parent's obligations under the Merger Agreement or (iv) other action required to be taken by the Company Board in connection with the Merger Agreement will require the affirmative vote of a majority of the Independent Directors then in office.

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

     The Merger. The Merger Agreement provides that as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, on the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware Code, Purchaser shall be merged with and into the Company, and the Company, as the Surviving Corporation in the Merger shall continue its corporate existence under the laws of the State of Delaware as a subsidiary of Parent. At Parent's election, any direct or indirect subsidiary of Parent other than Purchaser may be merged with and into the Company instead of Purchaser. In the event of such an election, the parties agree to execute an appropriate amendment to the Merger Agreement to reflect such election. The parties shall prepare and execute a certificate of merger in order to comply in all respects with the requirements of the Delaware Code and with the provisions of the Merger Agreement or, if applicable, a certificate of ownership and merger.

     Pursuant to the Merger Agreement, in the Merger each then outstanding Share (other than shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Shares held by TRW Investment Management Company, its advisors or Parent's employee benefit plans) or Dissenting Shares, as defined below) will be canceled and extinguished and converted into the right to receive an amount in cash equal to the Per Share Amount or such higher price as is paid by Purchaser pursuant to the Offer, without interest thereon (the "Merger Consideration"). Although it is Parent's intention to consummate the Merger as promptly as practicable, there can be no assurance that the Merger will be consummated or, if consummated, of the timing thereof.

     The Merger Agreement also provides that the Certificate of Incorporation and the Bylaws of the Surviving Corporation shall be the Certificate of Incorporation and the Bylaws of Purchaser in effect at the Effective Time (subject to any subsequent amendments) and that the directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified.

     Stockholders Meeting and Approval. Pursuant to the Merger Agreement, as soon as practicable after the consummation of the Offer and if required by applicable law, the Company will take all steps necessary to duly call, give notice of, convene and hold a meeting of its Stockholders for the purpose of voting upon the approval and adoption of the Merger Agreement and the transactions contemplated thereby (the "Company Proposals"). The Merger Agreement provides that (i) the Company shall prepare and file with the Commission, and promptly thereafter shall mail to Stockholders, a proxy statement in connection with a meeting of the Stockholders to consider the Merger, or an information statement, as appropriate (such proxy statement or information statement, as amended or supplemented, is referred to as the "Proxy Statement"), (ii) the Proxy Statement will include the unanimous recommendation of the Company Board that the Stockholders of the Company vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and the written fairness opinion of Wasserstein Perella & Co., Inc. ("WP&Co."), the Company's financial advisor, that the consideration to be received by the Stockholders of the Company pursuant to the Offer and the Merger is fair from a financial point of view and (iii) the Company will use its reasonable best efforts to obtain any necessary approval by the Stockholders of the Company Proposals.

     The Merger Agreement provides that, notwithstanding the foregoing, in the event that Purchaser shall acquire at least 90% of the outstanding Shares, the Company will, at the request of Purchaser, subject to the satisfaction of the conditions to the Merger set forth in the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's Stockholders, in accordance with the "short form" merger provisions of
Section 253 of the Delaware Code.

     Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder of any of the following securities:

          (i) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled as described in clause
     (ii) below and any Dissenting Shares) shall be canceled and extinguished and be converted into the right to receive the Merger Consideration promptly upon surrender of the certificate representing such Share or appropriate proof of lost certificates, in accordance with the Merger Agreement and from and after the Effective Time, the holders of certificates evidencing ownership of any such Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in the Merger Agreement or by applicable law;

          (ii) each Share held in the treasury of the Company and each Share owned by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Shares held by TRW Investment Management Company, its advisors, or Parent's employee benefit plans) immediately before the Effective Time shall be canceled and extinguished and no payment or other consideration shall be made with respect thereto; and

          (iii) the shares of Purchaser common stock outstanding immediately prior to the Merger shall be converted into one validly issued, fully paid and non-assessable share of the common stock of the Surviving Corporation, which such share shall constitute all of the issued and outstanding capital stock of the Surviving Corporation and shall be owned by Parent.

     The Merger Agreement further provides that, notwithstanding any provision of the Merger Agreement to the contrary, any Shares issued and outstanding immediately prior to the Effective Time and held by a Stockholder who has demanded and perfected his demand for appraisal of his Shares in accordance with the Delaware Code (including, but not limited to Section 262 thereof) and as of the Effective Time has neither effectively withdrawn nor lost his right to such appraisal ("Dissenting Shares") shall not be converted into or represent a right to receive the Merger Consideration, but the holder thereof shall be entitled to only such rights as are granted by the Delaware Code. If any Stockholder who demands appraisal of his Shares under the Delaware Code shall effectively withdraw or lose (through failure to perfect or otherwise) his right to appraisal, then as of the Effective Time or the occurrence of such event, whichever occurs later, such Stockholder's Shares shall automatically be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the Share Certificate(s).

     Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the
Stockholders:

          (i) by mutual written consent of the Company and Parent or by the mutual action of their respective Boards of Directors;

          (ii) by either Parent or the Company if any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, domestic or foreign (each a "Governmental Authority") shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement or, for the benefit of Parent only, the Stockholders Agreement (as defined below), and such order, decree or ruling or other action shall have become final and nonappealable;

          (iii) by Parent if the Company shall have breached in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement and such breach is incapable of being cured or has not been cured within one business day prior to the then scheduled Expiration Date;

          (iv) by Parent if (a) the Company Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer or the approval or adoption of any of the Company Proposals, or failed to reconfirm its recommendation within five business days after a written request to do so, or approved or recommended any Takeover Proposal (as defined below) or (b) the Company Board or any committee thereof shall have resolved to take any of the foregoing actions;

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

          (v) by Parent if the Offer shall have expired or been terminated or withdrawn in accordance with the Merger Agreement without any Shares being purchased under the Offer by Purchaser or any of the events that are Offer Conditions shall have occurred and be continuing at the time of termination;

          (vi) by the Company or Parent if the Offer shall not have been consummated on or before March 20, 1998, provided that the Company's failure to perform any of its obligations under the Merger Agreement does not result in the failure of the Offer to be so consummated by such time;

          (vii) by the Company if Parent shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within one business day prior to the Expiration Date;

          (viii) by the Company in order to enter into a definitive agreement providing for a Superior Proposal (as defined below) entered into in accordance with the exceptions to the non-solicitation covenants described below, provided that prior thereto the Company has paid the Termination Fee (as defined below) in accordance with the Merger Agreement; or

          (ix) by Parent if the Company, any of its officers or directors or financial or legal advisors shall take any of the actions that would be proscribed by the non-solicitation covenants described below but for the exceptions thereto described below.

     Non-Solicitation Covenants. The Merger Agreement provides that the Company may not, nor permit any of the Company Subsidiaries to, nor authorize or permit any of its officers, directors or employees, or any investment banker, attorney, accountant or other representative retained by it or any of the Company Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal. In addition, pursuant to the Merger Agreement, neither the Company Board nor any committee thereof may (a) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board or such committee of the Offer, the Stockholders Agreement or the Company Proposals, (b) approve or recommend, or propose to approve or recommend, any Takeover Proposal, or (c) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement related to any Takeover Proposal.

     The foregoing restrictions contain exceptions so that if, at any time prior to the Expiration Date and following the receipt of a Superior Proposal, the Company Board determines in good faith, based upon the advice of outside counsel, that such action is necessary for the Company Board to comply with its fiduciary duties to the Stockholders under applicable law, in response to a Superior Proposal that was made in circumstances not otherwise involving a breach of the Merger Agreement, and subject to compliance with the covenants described in the second succeeding paragraph, (i) the Company may (a) furnish information with respect to the Company to any person pursuant to a confidentiality agreement having terms substantially the same as the Confidentiality Agreement, provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and (2) the Company advises Parent of all such nonpublic information delivered to such person concurrently with its delivery to the requesting party, and (b) participate in negotiations regarding such Superior Proposal and (ii) the Company Board may (a) withdraw or modify its approval or recommendation of the Offer or the Company Proposals or (b) approve or recommend a Superior Proposal, provided, however, that any actions described in the preceding clauses
(a) and (b) of this clause (ii) may be taken only at a time that is after the fifth business day following Parent's receipt of written notice (a "Board Action Notice") advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and providing notice of the determination of the Company Board of what action referred to above that the Company Board has determined to take (provided further that the foregoing proviso shall not prevent the Company Board from taking any actions

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

described in clause (ii)(a) above within five business days of the Expiration Date so long as the Board Action Notice is received by Parent prior to 12:00 Noon, New York City time, on the then-scheduled Expiration Date.

     Under the Merger Agreement (i) the term "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 15% or more of the assets of the Company and the Company Subsidiaries or 15% or more of any class of equity securities of the Company or any Company Subsidiary, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or any Company Subsidiary, any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary, other than the transactions contemplated by the Merger Agreement and (ii) the term "Superior Proposal" means a bona fide written Takeover Proposal which the majority of the disinterested members of the Company Board determines, in their good faith judgment (based on the opinion of independent financial advisors) that the value of the consideration provided for in such proposal exceeds 110% of the Per Share Amount then provided in the Offer, and, considering all relevant factors, is as or more favorable to the Company and the Stockholders than the Offer and the Merger and for which financing, to the extent required, is fully committed or which, in the good faith judgment of a majority of the disinterested members of the Company Board (based on the advice of independent financial advisors), is reasonably capable of being financed by such third party.

     The Merger Agreement requires the Company to promptly advise Parent orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal and to promptly advise Parent of all significant developments which could reasonably be expected to culminate in the Company Board withdrawing, modifying or amending its recommendation of the Offer, the Merger and the transactions contemplated by the Merger Agreement.

     The Merger Agreement does not prohibit the Company from (i) taking and disclosing to the Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or (ii) from making any disclosure to the Stockholders, provided, however, that neither the Company nor the Company Board nor any committee thereof shall, except in accordance with the covenants in the Merger Agreement described above, withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Offer or the Company Proposals or approve or recommend, or propose publicly to approve or recommend, a Takeover Proposal.

     Termination Fee. The Merger Agreement provides that the Company shall pay to Parent a fee of $35,000,000 (the "Termination Fee") in the event that:

          (i) a Takeover Proposal has been made known to the Company or has been made directly to the Stockholders generally or any person or entity has publicly announced an intention (whether or not conditional) to make a Takeover Proposal and thereafter the Merger Agreement has been terminated by the Company because the Offer has not been consummated on or before March 20, 1998 (provided the Company's failure to perform any of its obligations under the Merger Agreement does not result in the failure of the Offer to be consummated by such time);

          (ii) the Company terminates the Merger Agreement in order to enter into a definitive agreement providing for a Superior Proposal entered into in accordance with the non-solicitation provisions of the Merger Agreement;

          (iii) Parent terminates the Merger Agreement after the Company Board or any committee thereof has withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer or any of the Company Proposals, or failed to reconfirm its recommendation within five business days after a written request to do so, or approved or recommended any Takeover Proposal or the Company Board or any committee thereof has resolved to take any of the foregoing actions;

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

          (iv) Parent terminates the Merger Agreement after the Company or any of its officers or directors or financial or legal advisors takes any action that would be proscribed by the non-solicitation provisions of the Merger Agreement, but for the exceptions contained therein; or

          (v) Parent terminates the Merger Agreement after a Takeover Proposal has been made and the Company has intentionally breached in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement which breach or failure to perform is incapable of being cured and has not been cured within one business day prior to the then scheduled Expiration Date;

provided that the Termination Fee will not become payable under clauses (i) or
(v) above unless and until, within 18 months of such termination, the Company or any of the Company Subsidiaries enters into a definitive agreement providing for any Takeover Proposal.

     In the event a Termination Fee becomes payable pursuant to the Merger Agreement, in addition to the Termination Fee, the Company is obligated to pay up to $5,000,000 of Parent's reasonable out-of-pocket charges and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. Such charges and expenses and the Termination Fee must be paid by the Company regardless of any alleged breach by Parent of its obligations under the Merger Agreement, provided that no payment of such amounts by the Company will operate or be construed as a waiver by the Company of any breach of the Merger Agreement by Parent or Purchaser or of any rights of the Company in respect thereof.

     Except as described above, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date thereof to the Effective Time, the Company is obligated to, and to cause its accountants and legal counsel to, give Parent and its respective authorized representatives (including, without limitation, its financial advisors, accountants and legal counsel), at all reasonable times, access as reasonably requested to all personnel, offices and other facilities and to all contracts, agreements, commitments, books and records of or pertaining to the Company and the Company Subsidiaries. The Company will also permit the foregoing to make such reasonable inspections as they may require and will cause its officers promptly to furnish Parent with (i) such financial and operating data and other information with respect to the business and properties of the Company and the Company Subsidiaries as Parent may from time to time reasonably request, and (ii) a copy of each report, schedule and other document filed or received by the Company or any of the Company Subsidiaries pursuant to the requirements of applicable securities laws or the National Association of Securities Dealers ("NASD").

     The parties to the Merger Agreement will continue to be bound by the terms of the Confidentiality Agreement, dated as of September 12, 1997, between Parent and the Company (the "Confidentiality Agreement") except that the non-solicitation of Company employees, standstill and certain other provisions of the Confidentiality Agreement are terminated as of the date of the Merger Agreement and all of Parent's obligations under the Confidentiality Agreement will be extinguished as of the Effective Time. In the event of a termination of the Merger Agreement in accordance with its terms, Parent's covenants regarding non-solicitation of Company employees, the standstill provisions and certain other provisions in the Confidentiality Agreement will be reinstated as of the date of such termination.

     The Merger Agreement further provides that each of Parent and Purchaser will hold and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement. A copy of such Confidentiality Agreement is filed herewith as Exhibit 4 and is incorporated herein by reference.

     Efforts to Consummate. On the terms and subject to the conditions of the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, including, but not limited to,

(i) obtaining all consents, approvals, waivers or authorizations of, notices to or declarations or filings ("Consents") with Governmental Authorities and each party's respective other third parties required for the consummation of the Offer and the Merger and the transactions contemplated thereby, (ii) timely making all necessary filings under the HSR Act (as defined in the Merger Agreement) and German anticompetition laws and (iii) having vacated, dismissed or withdrawn any order, stay, decree, judgment or injunction of any Governmental Authority which temporarily, preliminarily or permanently prohibits or prevents the transactions contemplated by the Merger Agreement. Upon the terms and subject to the conditions of the Merger Agreement, each party has committed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the other conditions to the closing of the transactions contemplated by the Merger Agreement.

     Notwithstanding any other provision contained in the Merger Agreement, in no event will Parent, Purchaser or any of their affiliates be required to take or fail to take any action in order to obtain or make a Consent arising out of any contractual or legal obligation of or applicable to the Company or the Company Subsidiaries, other than obligations such as those under the HSR Act which apply to both the Company and Parent, Purchaser and any of their affiliates, and in no event will Parent, Purchaser or any of their affiliates be required to enter into or offer to enter into any divestiture, hold-separate, business limitation or similar agreement or undertaking in connection with the Merger Agreement or the transactions contemplated thereby.

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, except for certain limited exceptions set forth in the Company Disclosure Letter dated November 20, 1997, during the period from the date of the Merger Agreement to the Effective Time, the Company shall conduct, and shall cause the Company Subsidiaries to conduct, its or their businesses in the ordinary course and consistent with past practice, and the Company shall, and shall cause the Company Subsidiaries to, use its or their reasonable commercial efforts to preserve intact its business organization, to keep available the services of its officers and employees and preserve intact the present commercial relationships of the Company and the Company Subsidiaries with all persons with whom it does business. Without limiting the generality of or effect of the foregoing, the Company has agreed that neither it nor any of the Company Subsidiaries will:

          (i) amend or propose to amend its certificate of incorporation or bylaws (or comparable governing instruments);

          (ii) authorize for issuance, issue, deliver, grant, sell, pledge, dispose of or propose to issue, deliver, grant, sell, pledge or dispose of any shares of, or any rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of the Company Subsidiaries, except for (a) the issuance of up to 3,327,445 Shares pursuant to the exercise of either incentive or non-qualified stock options outstanding on November 19, 1997 in accordance with their present terms and
     (b) shares issued under the Company's 1996 Employee Stock Purchase Plan that are issuable on or prior to the date of the Merger Agreement;

          (iii) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Company or a Company Subsidiary in the ordinary course of business, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any shares of its capital stock or other securities;

          (iv) (a) other than in the ordinary course of business consistent with past practice, (1) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person or (2) make any loans, advances or capital contributions to, or investments in, any other person (other than to a Company Subsidiary and customary travel, relocation or business advances to employees); (b) acquire the stock or assets of, or merge or consolidate with, any other person; (c) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice; (d) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed material to the Company and the Company Subsidiaries other than sales of products in the ordinary course of business and in a manner consistent with past practice; (e) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than in the ordinary course of business, consistent with past practice); (f) enter into any contract or agreement other than in the ordinary course of business consistent with past practice; or (g) authorize any single capital expenditure which is in excess of $1,400,000 or capital expenditures (during any two month period) which are, in the aggregate, in excess of $4,000,000 for the Company and the Company Subsidiaries taken as a whole;

          (v) increase in any manner the compensation of any of its directors, officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any Stockholder, officer, director, other employee, agent, consultant or affiliate other than (a) as required pursuant to the terms of agreements in effect on the date of the Merger Agreement and specifically disclosed to Parent (b) increases in salaries of employees who are not directors or officers or Key Employees ("Key Employees" being all employees entitled to severance and retention bonuses under arrangements established pursuant to the Merger Agreement) made in the ordinary course of business consistent with past practice, or (c) increases in salaries of Key Employees (other than to Key Employees who are officers or are entitled to senior management severance) with Parent's written consent, which may not be unreasonably withheld;

          (vi) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

          (vii) make any material tax election, settle or compromise any material federal, state, local or foreign tax liability, or waive any statute of limitations for any tax claim or assessment;

          (viii) settle or compromise any pending or threatened suit, action or claim which is material or which relates to the transactions contemplated thereby;

          (ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries not constituting an inactive subsidiary (other than the Merger);

          (x) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (a) in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice and (b) of liabilities required to be paid, discharged or satisfied pursuant to the terms of any contract in existence on the date hereof (including, without limitation, benefit plans relating to directors) or entered into in accordance with the Merger Agreement;

          (xi) permit any insurance policy naming the Company or any of the Company Subsidiaries as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent, except in the ordinary course of business consistent with past practice; or

          (xii) take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described above or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue and incorrect in any material respect as of the date when made if such action had then been taken, or would result in any of the Offer Conditions not being satisfied.

     The Company also agreed to, and to cause the Company Subsidiaries to, use its or their best efforts to comply in all material respects with all laws applicable to it or any of its properties, assets or business and maintain in full force and effect all the permits of the Company necessary for, or otherwise material to, such business.

     Severance And Employee Benefit Arrangements. The Merger Agreement provides that prior to the Effective Time, the Company will terminate its existing severance plan, which was adopted as of September 26, 1997 (the "Company Supplemental Severance Plan"), and that Parent will (i) enter into new individual employment agreements with certain of the Company's executive officers which will become effective upon the consummation of the Offer and (ii) adopt the new severance arrangements described below. The Company Supplemental Severance Plan provided, among other things, for the payment of severance amounts and benefits of up to three times salary to the Company's executive officers and certain other employees, including all those in positions of vice president and above, upon certain terminations of employment following a change in control. If the Merger Agreement is terminated prior to the Effective Time, the new employment agreements and severance arrangements will not be effective, and the Company Supplemental Severance Plan will continue in effect. The following is a summary of the material terms of the new employment agreements (the "New Employment Agreements") (the form of which is filed herewith as Exhibit 3 and is incorporated herein by reference), severance arrangements and other employee benefits arrangements made pursuant to the Merger Agreement.

     New Employment Agreements. Each of Philip A. Odeen, the Company's President and Chief Executive Officer, William C. Hoover, an Executive Vice President of the Company, Thomas A. Grissen, President, State and Local Systems, David L. Patterson, President, Integrated Supply Chain, Helen M. Seltzer, Corporate Vice President of the Company, and Roy V. Woodle, President and Chief Executive Officer of Vinnell Corporation, a subsidiary of the Company, will enter into a New Employment Agreement. During the three year term of each New Employment Agreement, the executive will receive (i) an annual base salary of not less than his or her annual base salary in effect immediately prior to the Effective Time, (ii) annual incentive compensation based on incentive target percentages of base salary comparable to such percentages in effect immediately prior to the Effective Time and (iii) a continuation of comparable benefits. If the executive is involuntarily terminated other than for cause, or if the executive voluntarily terminates for certain specified limited reasons, he or she will receive a termination payment determined as follows: (i) if the termination occurs on or prior to the second anniversary of the Effective Time, the termination payment will be three times the sum of the executive's annual salary and target annual incentive compensation in effect immediately prior to the termination, multiplied by a fraction the numerator of which is the number of full months remaining in the employment term and the denominator of which is 36 and (ii) if the termination occurs after the second anniversary of the Effective Time, the termination payment will be the sum of the executive's annual salary and target annual compensation in effect immediately prior to the termination.

     Management Severance. Up to 30 management employees and five senior management employees who are not parties to a New Employment Agreement, will be covered by a management severance policy which, among other things, will provide for a termination payment if the employee is involuntarily terminated, other than for cause, within two years of the Effective Time. The amount of the termination payment will vary depending upon the time of their termination relative to the Effective Time with a maximum termination payment of two times the sum of the employee's annual salary and target annual incentive compensation in effect at the time of termination.

     Senior Management Severance. Five members of senior management who are not parties to New Employment Agreements will, in addition to severance the benefits described in the foregoing paragraph, receive a retention bonus equal to between two and four months base salary provided they remain employed by the Surviving Corporation, or another corporation designated by Parent, for a period between six and twelve months after the Effective Time.

     Professional Severance. Up to 85 management employees will be covered by a professional severance policy which, among other things, will provide for a termination payment if the employee is involuntarily terminated, other than for cause, within one year of the Effective Time. The amount of the termination payment will vary depending upon the time of the termination relative to the Effective Time with a maximum termination payment of the sum of the employee's annual salary and target annual incentive compensation in effect at the time of termination.

     Long-Term Incentive Plan; Retention Bonuses. In the Merger Agreement, Parent and the Company agreed to develop a new long-term incentive plan that is designed to incentivize and retain key employees of the Company. In addition, in the Merger Agreement, Parent and the Company agreed to adopt a retention bonus program to encourage certain employees not covered by the New Employment Agreements or the new severance policies described above to remain employed by the Surviving Corporation following the Effective Time. A covered employee will receive a bonus equal to between two and four months base salary (in addition to remaining eligible for normal severance benefits), provided such employee remains employed for a period of between six and 12 months after the Effective Time. If a covered employee remains employed for a period of at least four months, but less than six months, after the Effective Time, the employee will receive a bonus equal to between one and two months base salary (in addition to remaining eligible for normal severance benefits).

     Continuation of Certain Company Employee Benefit Plans. The Merger Agreement provides that Parent will continue the Company's Supplemental Executive Retirement Plan for current plan participants and Executive Deferred Compensation Plan, or, in either case, provide comparable benefits. The Merger Agreement also provides for the continuation of the Company 401(k) Savings Plan and the Company-Oklahoma 401(k) Savings Plan, subject to certain amendments made in connection with the Merger.

     Indemnification. Purchaser and Parent have agreed in the Merger Agreement that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors, officers or employees of the Company as provided in the Company's certificate of incorporation or by-laws will be assumed by the Surviving Corporation, and Parent will cause the Surviving Corporation to honor such obligations in accordance with the terms thereof, without further action, as of the Effective Time, and such rights will continue in full force and effect in accordance with their respective terms. Such rights, and the Surviving Corporation's and Parent's concomitant obligations, shall apply in all respects to the current or former directors, officers and employees of each of the Company Subsidiaries as though such directors, officers and employees were entitled to indemnification rights pursuant to the Company's certificate of incorporation or bylaws as in effect on the date of the Merger Agreement. In addition, from and after the Effective Time, directors and officers of the Company who become or remain directors or officers of Parent will be entitled to the same indemnity rights and protections (including those provided by directors' and officers' liability insurance) as are afforded to other directors and officers of Parent. The Merger Agreement provides further that Parent will, and will cause the Surviving Corporation to, maintain for a period of not less than six years from the Effective Time policies of directors' and officers' liability insurance equivalent in all material respects to those maintained by or on behalf of the Company and the Company Subsidiaries on the date of the Merger Agreement (and having coverage and containing terms and conditions which in the aggregate are not less advantageous to the persons currently covered by such policies as insured) with respect to claims arising from any actual or alleged wrongful act or omission occurring prior to the Effective Time for which a claim has not been made against any director or officer of the Company and/or any director or officer of the Company Subsidiaries prior to the Effective Time, so long as the aggregate annual premium therefor would not be in excess of 150% of the premium currently paid by the Company and the Company Subsidiaries for such insurance on the date of the Merger Agreement (such 150% amount, the "Maximum Premium"). If the annual premium for such insurance exceeds the Maximum Premium, then Parent will cause the Surviving Corporation to provide the maximum coverage available for the Maximum Premium.

     Options. In the Merger Agreement, the Company represented and warranted and Parent and Purchaser acknowledged that all outstanding options to purchase Shares (the "Company Options") granted under the Company's stock option plans, each as amended (collectively, the "Company Option Plans"), whether or not then exercisable or vested, pursuant to the terms of the Company Option Plans, will be fully exercisable and vested during the ten-day period immediately prior to the initial Expiration Date, and that, pursuant to the terms of the Company Option Plans, all Company Options which are outstanding immediately prior to the consummation of the Offer shall be canceled as of the consummation of the Offer and the holders of Company Options will be entitled to receive from the Company (or, at Parent's option, Parent) upon consummation of the Offer, in respect of each Share subject to such Company Option, an amount in cash equal to the excess, if any, of the Per Share Amount over the exercise price per share of such Company Option (such payment to be net of applicable withholding taxes). With respect to any person subject to
Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. Upon the consummation of the Offer, Parent shall provide the Company with the funds necessary to satisfy any such obligations under the Merger Agreement.

     The Company has agreed to cause the Company Option Plans to terminate as of the Effective Time and all Company Option Plans provide, or have been amended to provide, for the actions described in the preceding paragraph.

     As of November 19, 1997, 3,327,445 Shares were issuable pursuant to Company Options (and will therefore become exercisable and canceled pursuant to the foregoing paragraph) and the aggregate exercise price of such options is approximately $49 million.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company as to the Company's capitalization, the absence of any required filings and consents, the absence of conflicts with charter documents and contracts, Commission filings and financial statements, the absence of certain changes or events, compliance with laws, the absence of litigation, employee benefit plans, the filing and compliance of reports with the requirements of the Commission, environmental matters, brokers and taxes.

     Offer Conditions. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and subject to any such rules or regulations, may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer (whether or not any Shares have been theretofore purchased or paid for pursuant to the Offer) (i) unless the following conditions shall have been satisfied: (a) there shall be validly tendered and not withdrawn prior to the Expiration Date a number of Shares which represents at least a majority of the total voting power of the outstanding securities of the Company entitled to vote in the election of directors or in a merger ("Voting Securities") calculated on a fully diluted basis (the "Minimum Condition") ("on a fully diluted basis" having the following meaning as of any date: the number of Voting Securities outstanding, together with Voting Securities issuable pursuant to obligations outstanding at that date under employee stock option or other benefit plans or otherwise) and (b) any applicable waiting period under the HSR Act and similar German laws (see Item 8(c)) shall have expired or been terminated prior to the Expiration Date or (ii) if at any time after the date of the Merger Agreement and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur and be continuing:

          (a) there shall be in effect an injunction or other order, decree, judgment or ruling by a Governmental Authority of competent jurisdiction or a law shall have been promulgated, enacted, taken or threatened by a Governmental Authority of competent jurisdiction which in any such case (1) restrains or prohibits the making or consummation of the Offer, the consummation of the Merger or the transactions contemplated by the Stockholders Agreement, (2) prohibits or restricts the ownership or operation by Parent (or any of its affiliates or subsidiaries) of any portion of its or the Company's business or assets which is material to the business of all such entities taken as a whole, or compels Parent (or any of its affiliates or subsidiaries) to dispose of or hold separate any portion of its or the Company's business or assets which is material to the business of all such entities taken as a whole, (3) imposes material limitations on the ability of Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Purchaser on all matters properly presented to the Stockholders, or (4) imposes any material limitations on the ability of Parent or any of its affiliates or subsidiaries effectively to control in any material respect the business and operations of the Company;

          (b) any Governmental Authority shall have instituted any action, suit or proceeding seeking any relief or remedy referred to in paragraph (a) or material damages as a result of any of the Merger Agreement, the Stockholders Agreement or any transactions contemplated thereby;

          (c) the Merger Agreement shall have been terminated by the Company or Parent in accordance with its terms or any event shall have occurred which gives Parent or Purchaser the right to terminate the Merger Agreement or not to consummate the Merger;

          (d) there shall have occurred any event that, individually or when considered together with any other matter, has had or is reasonably likely in the future to have a material adverse effect on the business, assets, condition (financial or otherwise), liabilities or results of operations of the Company and the Company Subsidiaries taken as a whole (a "Company Material Adverse Effect").

          (e) there shall have occurred (1) any general suspension of, or limitation on prices (other than suspensions or limitations triggered on the New York Stock Exchange, Inc. by price fluctuations on a trading day) for, trading in securities on any national securities exchange or the over-the-counter market, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (3) any material limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, the extension of credit by banks or other lending institutions, (4) a commencement of a war or armed hostilities or other national calamity directly involving the United States and Parent shall have determined that there is a reasonable likelihood that such event may be of material adverse significance to it or the Company, (5) any decline of at least 20% in the Dow Jones Average of Industrial Stocks or 20% in the Standard & Poor's 500 Index from the levels thereof as of the last trading day immediately preceding the date of the Merger Agreement or (6) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

          (f) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
     Act) of more than 25% of the outstanding Shares has been acquired by any person (including the Company, any of the Company Subsidiaries or affiliates thereof) or group (as defined in Section 13 (d) (3) of the Exchange Act), other than Purchaser or any of its affiliates;

          (g) the Company or any of its officers, directors or financial or legal advisors shall have, directly or indirectly, (1) solicited, initiated, encouraged (including by way of furnishing information) or taken any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constituted, or may reasonably be expected to lead to, any Takeover Proposal or (2) participated in any discussions or negotiations regarding any Takeover Proposal regardless of whether or not any of the foregoing actions are permitted by the Merger Agreement;

          (h) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified by reference to materiality or a Company Material Adverse Effect shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any respect that is reasonably likely to have a Company Material Adverse Effect, in each case as if such representations and warranties were made at the time of such determination;

          (i) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement; or

          (j) Parent and the Company shall have agreed that Parent shall amend the Offer to terminate the Offer or postpone the payment for Shares pursuant thereto;

which, in the judgment of Parent with respect to each and every matter referred to above and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

     The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances giving rise to any such condition (except for any action or inaction by Parent or any of its affiliates constituting a breach of the Merger Agreement) or (other than the Minimum Condition) may be waived by Parent in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     Merger Conditions. Under the Merger Agreement, the obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions, provided that the obligation of each party to effect the Merger shall not be relieved by the failure of any such conditions if such failure is the proximate result of any breach by such party of any of its material obligations under the Merger
Agreement:

          (i) Purchaser shall have accepted for payment all Shares validly tendered in the Offer and not withdrawn; provided, however, that neither Parent nor Purchaser may invoke this condition if Parent shall have failed to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer;

          (ii) if required, the Company Proposals shall have been approved at or prior to the Effective Time by the requisite vote of the Stockholders of the Company in accordance with the Delaware Code (as defined in the Merger Agreement) and the Company's Certificate of Incorporation, which shall be solely the affirmative vote of a majority of the outstanding Shares;

          (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority which temporarily, preliminarily or permanently prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time; or

          (iv) on or prior to the closing date of the Merger, the waiting period (and any extensions thereof) applicable to the Merger under the HSR Act and similar German laws (see Item 8(c)) shall have been terminated or shall have expired.

     Pursuant to the Merger Agreement, the obligations of Parent and Purchaser to effect the Merger are subject to the satisfaction of the condition (which may be waived in whole or in part by Parent) that the Company shall have performed in all material respects all material obligations required to be performed by it under the Merger Agreement on or before the earlier of (i) such time as Parent's or Purchaser's designees shall constitute at least a majority of the Company Board and (ii) the closing date; provided, however, that no failure by the Company to have so performed any such material obligation shall constitute a failure of satisfaction of the foregoing condition where the Company's failure of performance was caused by Parent or occurred, and was actually known to Parent, at or prior to the time Parent, Purchaser or any of their affiliates accepted for payment any Shares pursuant to the Offer.

STOCKHOLDERS AGREEMENT

     The following summary of the material terms of the Stockholders Agreement is qualified in its entirety by reference to the copy of the Stockholders Agreement filed herewith as Exhibit 2 and incorporated herein by reference.

     In connection with the execution of the Merger Agreement, certain affiliates of The Carlyle Group, L.P. (each, a "Carlyle Stockholder") which beneficially own 7,660,000 Shares, or approximately 25.8% of the issued and outstanding Shares (the "Option Shares"), entered into a definitive agreement (the "Stockholders Agreement") in which they have agreed to tender their Shares pursuant to the Offer and have granted Purchaser an option (the "Option") to purchase such Shares at $29.50 per Share if (i) the Company becomes obligated to pay the Termination Fee by reason of a termination of the Merger Agreement (a) by Parent because the Company has breached in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement (subject to opportunity to cure), (b) by Parent because the Company Board has withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer or any of the Company Proposals or failed to reconfirm its recommendation within five business days after a written request to do so, or approved or recommended any Takeover Proposal or the Company Board or any committee thereof has resolved to take any such action, or (c) by the Company in order to enter into a definitive agreement providing for a Superior Proposal or (ii) the Merger Agreement is terminated in accordance with its terms for reasons other than the failure of Parent or Purchaser to fulfill any obligation under the Merger Agreement. The Option also becomes exercisable if the Offer is consummated but (due to failure by any Carlyle Stockholder to validly tender and not properly withdraw) Purchaser has not accepted for payment or paid for the Option Shares (in which case the price per Option Share will be equal to the highest price paid in the Offer). The Option will become exercisable in whole but not in part on the first to occur of the foregoing events or, if later, the date on which the HSR Act and similar German law waiting periods have expired or terminated or been waived or there exists no injunction with respect to exercise of the Option and will remain exercisable for a period of 30 days after the Option first becomes exercisable.

     Voting of Shares. In the Stockholders Agreement, each Carlyle Stockholder agrees that from the date thereof until the termination of the Stockholders Agreement, at any meeting of the Stockholders, however called, and in any action by consent of the Stockholders, such Carlyle Stockholder shall vote its Shares
(i) in favor of the Merger and the Merger Agreement (as amended from time to time), (ii) against any Takeover Proposal and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company, any change in the present capitalization of the Company or any amendment to the Company's Certificate of Incorporation or Bylaws, any other material change in the Company's corporate structure or business, or any other action which in the case of each of the matters referred to in this clause (ii) could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of Stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for Purchaser or its nominees to vote the Shares directly.

     Agreement not to Dispose or Encumber Shares. Each Carlyle Stockholder agreed that during the term of the Stockholders Agreement, it will not, and will not offer or agree to, sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of, or create or permit to exist any encumbrance on any of such Carlyle Stockholder's Shares.

     Grant of Proxy. Each Carlyle Stockholder agrees to revoke any and all prior proxies or powers of attorney in respect of any of their respective Shares and constituted and appointed Purchaser and Parent, or any nominee of Purchaser and Parent, with full power of substitution and resubstitution, at any time during the term of the Stockholders Agreement, as its true and lawful attorney and proxy (its "Proxy"), for and in its name, place and stead, to demand that the Secretary of the Company call a special meeting of Stockholders for the purpose of considering any matter referred to in the above paragraph captioned "Voting of Shares" and to vote each of such Shares as its Proxy, at every annual, special, adjourned or postponed meeting of Stockholders, including the right to sign its name (as stockholder) to any consent, certificate or other document relating to the Company that the law of the State of Delaware may permit or require in connection with any such matter.

     Agreement to Tender. Each Carlyle Stockholder agreed to validly tender (or cause the record owner of such Shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, its Shares. For its Shares validly tendered in the Offer and not properly withdrawn, each Carlyle Stockholder will be entitled to receive the highest price paid by Parent pursuant to the Offer.

     No Solicitation. Each Carlyle Stockholder agreed in the Stockholders Agreement that during the term of the Stockholders Agreement, it will not, directly or indirectly, through any officer, director, agent or other representative, solicit, initiate or encourage, or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal from any person (other than Parent, Purchaser and any of their affiliates) relating to (i) any acquisition of all or any of the Carlyle Stockholder's Shares or (ii) any transaction that constitutes a Takeover Proposal, or participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any person to do or seek any of the foregoing. Each Carlyle Stockholder agreed to notify Parent and Purchaser promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Parent and Purchaser, indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. Notwithstanding any provision of this paragraph to the contrary, if any Carlyle Stockholder or any officer, director, agent or representative of such Carlyle Stockholder is a member of the Company Board, such member may take actions in such capacity to the extent permitted by the Merger Agreement.

     Representations and Warranties. The Stockholders Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Carlyle Stockholders as to organization, power and authority, the absence of any required filings and consents, the absence of conflicts with charter documents and contracts and title to Shares. The Stockholders Agreement also provides that, as of the Effective Time, each Carlyle Stockholder terminates on behalf of itself and its affiliates, any and all contractual rights in favor of such Carlyle Stockholder and its affiliates then in effect between such Carlyle Stockholder or affiliates, on the one hand, and the Company, on the other hand, including without limitation, any monitoring and advisory fees to The Carlyle Group, L.P.

     Termination. The Stockholders Agreement shall terminate and be of no further force and effect (i) by the written mutual consent of the parties thereto, (ii) by Parent or any Carlyle Stockholder (with respect to such Carlyle Stockholder) if the Offer or the Merger shall not have been consummated on or before March 20, 1998, or (iii) automatically and without any required action of the parties thereto upon the earlier to occur of (a) the Effective Time of the Merger and (b) immediately after the termination of the Merger Agreement in accordance with its terms; provided, however, that in the event that the Stock Option shall become exercisable, the provisions of the Stockholders Agreement governing the exercise and exercisability of the Option, the representations, warranties and covenants (other than covenants with respect to voting, grant of proxy, agreement to tender, and transfer restrictions) of the Stockholders, representations and warranties of Parent and Purchaser and other miscellaneous matters of the Stockholders Agreement shall survive the termination of the Stockholders Agreement until the earlier to occur of the closing of the exercise of the Stock Option and the expiration of the Stock Option. No such termination of the Stockholders Agreement shall relieve any party thereto from any liability for any breach of the Stockholders Agreement prior to termination.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     At a meeting held on November 20, 1997, the Company Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholders

Agreement, and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Stockholders.

     THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A letter to the Company's stockholders communicating the Company Board's recommendation and the press release announcing the Merger Agreement and related transactions are filed herewith as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

     (b)(i) BACKGROUND OF THE OFFER

     During the summer of 1997, the senior management of the Company considered various strategic options in pursuit of its objective of building one of the global leaders in the information technology services industry. The most desirable options were either to complete a large acquisition or entertain a merger with another large information technology services firm in order to achieve a more substantial base for strategic development. Due to the high multiples at which commercial information technology companies traded in the marketplace, the Company gravitated towards the idea of a merger of the Company with another company, a merger that would most probably result in the acquisition of the Company by the ultimate business partner.

     During the summer of 1997, as part of the same evaluation effort, the Company's senior management had a number of meetings with leading investment banks, both in the United States and Europe, related to potential acquisitions and other ways to build stockholder value. The Company ultimately conducted a series of meetings with WP&Co., its financial advisor, which advised the Company concerning a range of strategic options available to the Company. At one of these meetings, the advantages of a possible combination (involving the sale of the Company) with various companies, including Parent, was first discussed.

     During the last week of August 1997, Philip A. Odeen, President and Chief Executive Officer of the Company, conferred with several other Company executives and members of the Company Board and decided to explore the possibility of various strategic combinations, including a sale to Parent. WP&Co. was formally engaged to act as the financial advisor to the Company on September 8, 1997. At a meeting of the Executive Committee of the Company Board held on September 9, 1997, the Company decided to pursue discussions with several companies, including Parent, that were believed to be candidates for pursuing discussions of a possible business combination.

     In September 1997, a representative of WP&Co. contacted those companies, including Parent, and information regarding the Company was made available to them. A representative of Parent indicated that Parent would be interested in exploring the possible acquisition of the Company and, on September 29, 1997, Parent executed a confidentiality/standstill agreement providing for, among other things, Parent's receipt and treatment of confidential information regarding the Company.

     A meeting between the senior management of the Company and representatives of Parent was held on October 10, 1997. Representatives of the parties exchanged information and held a number of conversations over the following two-week period. Concurrently with such conversations, representatives of the Company continued to hold discussions with, and provided information to, other parties that expressed interest in the Company.

     On October 31, 1997, a representative of Parent informed a representative of WP&Co. that Parent would be interested in pursuing the possible acquisition of the Company at $28.00 per Share. The representative of WP&Co. expressed the view that the Company Board would not be interested in pursuing a sale of the Company at that price indication. The representative of Parent informed the representative of WP&Co. that Parent would be willing to consider enhancing its indication only if it had a high level of assurance that the transaction would be completed.

     On November 4, 1997, a representative of WP&Co. suggested that the Company would be unlikely to proceed to enter into exclusive negotiations with Parent unless Parent increased its indicated price. A representative of Parent informed the WP&Co. representative that Parent's willingness to enhance its indication from $28.00 per Share would depend on the specific terms of the transaction, particularly the terms relevant to the likelihood that the transaction would be completed. Accordingly, the Company furnished Parent drafts of the Merger Agreement and the Stockholders Agreement.

     On November 6, 1997, Mr. Odeen met with, among other representatives of Parent, Joseph T. Gorman, the Chairman and Chief Executive Officer of Parent. Mr. Gorman indicated at the meeting that, if the transaction were to proceed, Parent would require that arrangements be developed to ensure the continuity of management of the Company.

     On November 10, 1997, a representative of Parent informed a representative of WP&Co. that Parent would be prepared to increase its $28.00 per Share price indication, subject to modifying the terms of draft documentation so as to provide a high level of assurance that the transaction would be completed. These modifications included the receipt of an irrevocable option and agreement to tender by the Carlyle Stockholders, a $35 million break-up fee and a no-shop covenant which specifically defined the types of transactions that would be excepted therefrom. Parent's representative also reiterated Parent's requirement that satisfactory employment arrangements be agreed upon by certain members of senior management of the Company as a part of the transaction. The WP&Co. representative indicated that these terms might be acceptable at a price close to $30.00 per Share. The Parent representative requested that the WP&Co. representative confirm whether these conditions would be acceptable before further price discussions were conducted. Thereafter, a WP&Co. representative informed a Parent representative that Parent's preconditions to further price negotiations were acceptable in principle to the Company, subject to final agreement on price, and, based on a conversation with the Carlyle Stockholders, were similarly acceptable to them.

     On November 12, 1997, a representative of Parent informed a representative of WP&Co. that, subject to the Company's agreement to the terms outlined on November 10, 1997 and to the Company's willingness to negotiate exclusively with Parent for the period required to reach an agreement on definitive documentation, Parent would be willing to increase its indicated price to $29.50 per Share. A representative of WP&Co., on behalf of the Company, informed a representative of Parent that the Company would be willing to begin a period of exclusive negotiations based on the foregoing. A meeting of the Company Board was held on November 14, 1997 to receive an update on the progress of discussions with Parent. At such meeting, the Company Board was informed of, among other things, the market check undertaken, the failure of any party to indicate price and other terms comparable to those indicated by Parent and Parent's preconditions for continuing discussions at the $29.50 per Share level, and authorized the Company to enter into an agreement to negotiate with Parent exclusively, for up to 17 days, regarding a possible acquisition. The Carlyle Stockholders executed the exclusivity agreement, as well. Over the course of the next week, representatives of the parties continued to exchange information and meet or otherwise communicate on a substantially continuous basis to finalize the documentation relating to the Offer and the Merger.

     At a special meeting of the Board of Directors of Parent held on November 20, 1997, Bear, Stearns & Co. Inc. rendered its opinion to the Board of Directors of Parent that the $29.50 per Share price to be paid pursuant to the Offer is fair, from a financial point of view, to the public shareholders of Parent. After receiving such opinion, the Board of Directors of Parent unanimously approved the Merger Agreement, the Stockholders Agreement and the transactions contemplated thereby. Later that afternoon, the Company Board unanimously approved the Merger Agreement, the Stockholders Agreement and the transactions contemplated thereby.

     Late in the evening on November 20, 1997, the parties executed the Merger Agreement and the Stockholders Agreement. At approximately 3:00 a.m., New York City time, on November 21, 1997, Parent and the Company published a joint press release announcing the transaction.

     (b)(ii) REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that Stockholders tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including:

          1. The strategic assessment conducted by the Company's management and the Company Board in the Summer of 1997 and the determination by management and the Company Board that the Company had to become substantially larger to meet its business objectives;

          2. The determination by management and the Company Board that it would be difficult for the Company to become substantially larger within a reasonable period of time through acquisitions by the Company of other businesses;

          3. The results of discussions with possible candidates to enter into a strategic business combination with the Company;

          4. The course of the negotiations with Parent with respect to the Merger Agreement, including Parent's indication that $29.50 per Share represented its best offer and that Parent would not proceed with the Offer and the Merger unless it had a high level of assurance that the transaction would be completed;

          5. The financial and other terms and covenants of the Offer and the Merger, including the non-solicitation covenants, the termination provisions and the Termination Fee;

          6. The historical market price of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the Stockholders to realize a premium of 31.1% over the closing price of the Shares on the last trading day prior to the public announcement of the Merger Agreement on November 21, 1997 and a 36.5% premium over the 30-day average closing price of the Shares preceding announcement of the Offer;

          7. The fact that the Carlyle Stockholders, the beneficial owners of 25.8% of the outstanding Shares, were willing to enter into the Stockholders Agreement pursuant to which the Carlyle Stockholders agreed to tender all of their Shares pursuant to the Offer and, in the event a Stockholder vote is required, to vote their Shares in favor of the Merger, it being noted by the Company Board that the Carlyle Stockholders will be treated the same as all other Stockholders in the Offer and the Merger. In addition, the Carlyle Stockholders were willing to grant Parent an option (exercisable in certain specified future circumstances) to acquire their Shares at $29.50 per Share;

          8. The presentations of WP&Co. at the November 14, 1997 and the November 20, 1997 meetings of the Company Board and the opinion of WP&Co. dated November 20, 1997, to the effect that, as of the date of its opinion, and based upon and subject to certain matters stated therein, the $29.50 per Share cash consideration to be received by the Stockholders pursuant to the Offer and the Merger is fair to such Stockholders from a financial point of view. (WP&Co. reconfirmed its opinion following the Company Board meeting based on a review of the executed Merger Agreement. The full text of such opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by WP&Co., is attached hereto as
     Schedule I and is incorporated herein by reference. Stockholders are urged to read the opinion carefully and in its entirety.);

          9. The conditions to the Offer and to the Merger, including the fact that the obligations of Parent and Purchaser to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing, and the regulatory approvals required to consummate the Merger, including, among others, antitrust approvals, and the prospects for receiving such approvals; and

          10. Parent's requirement that the Company terminate its change-in-control severance plan and adopt certain other arrangements designed to assure continuity of management and the terms of those arrangements and other provisions of the Merger Agreement relevant to employee matters.

For additional information in regard to the foregoing factors, see Item 4(b)(i) with respect to the matters referred to in subparagraphs 1-4 above and Item 3(b) with respect to the matters referred to in subparagraphs 5, 7, 9-10 above.

     The Company Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Company Board viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     WP&Co. was retained to act as financial advisor to the Company with respect to, among other things, a possible restructuring or sale of the Company and to assist the Company in considering the fairness to Stockholders, from a financial point of view, of the consideration to be received by Stockholders pursuant to the Offer and the Merger. WP&Co. will receive from the Company upon the consummation of the Merger total compensation equal to approximately $4.6 million, the payment of which is contingent upon the consummation of the Merger. The Company also has agreed, whether or not the Merger is consummated, to reimburse WP&Co., in an amount not to exceed $75,000, for its travel and other out-of-pocket expenses (including all fees, disbursements and other charges of counsel and of other consultants and advisors retained with the Company's consent) and to indemnify WP&Co. (and its affiliates and their respective directors, officers, agents, employees and controlling persons) against certain liabilities relating to or arising out of WP&Co.'s engagement. In the ordinary course of its business, WP&Co. may actively trade the debt and equity securities of the Company and Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for the issuance of Shares upon exercise of outstanding options described in Schedule II, Shares purchased under the 1996 Employee Stock Purchase Plan and Shares purchased under the 1997 Executive Deferred Compensation Plan, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director or affiliate of the Company.

     (b) To the Company's knowledge, all of its executive officers, directors and affiliates currently intend to tender pursuant to the Offer all Shares beneficially owned by them (other than Shares that may be donated to charitable organizations and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company. As described in Item 3(b) above, the Company Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited Superior Proposal.

     (b) Except as described in Items 3(b) and 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) The Information Statement attached as Schedule II hereto and incorporated herein by reference is being furnished in connection with the potential designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of Stockholders as described in Item 3.

     (b) Section 203 of the Delaware General Corporation Law

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "Business Combinations" (defined generally to include (i) mergers or consolidations between a Delaware corporation and an "Interested Stockholder" (as defined below), (ii) transactions with an Interested Stockholder involving the assets or stock of the corporation or its majority owned subsidiaries and
(iii) transactions which increase an Interested Stockholder's percentage ownership of stock) between a Delaware corporation whose stock is publicly traded or has more than 2,000 stockholders of record and an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) are prohibited for a three-year period following the date that such a stockholder became an Interested Stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an Interested Stockholder or the Business Combination was approved by the Board of Directors of the corporation before the other party to the Business Combination became an Interested Stockholder, (iii) upon consummation of the transaction that made it an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by the directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or
(iv) the Business Combination was approved by the Board of Directors of the corporation and ratified by 66-2/3% of the voting stock which the Interested Stockholder did not own.

     In accordance with the Merger Agreement and Section 203, the Company Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholders Agreement, and, therefore, the restrictions of Section 203 are inapplicable to the Merger Agreement, the Offer, the Merger, the Stockholders Agreement and the related transactions.

  (c) Antitrust

     Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements. There may be similar antitrust requirements in other jurisdictions.

     On November 25, 1997, Parent filed with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent, unless both the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parent, the waiting period would be extended for an additional 10 calendar days following substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and in any event the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

     The November 25, 1997 Premerger Notification and Report Form filing described above was also applicable to the Option granted to Purchaser pursuant to the Stockholders Agreement. Under the provisions of the HSR Act applicable to the Option, the purchase of Shares pursuant to the Option may not be consummated until the expiration of a 30-calendar day waiting period following the filing by Parent, unless both the Antitrust Division and the FTC terminate the waiting period thereto. If, within such 30-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parent, the waiting period would be extended for an additional 20 calendar days following substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by court order. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Pursuant to the Stockholders Agreement, if the Option becomes exercisable, it would continue to be exercisable until 30 days after the waiting period (including as extended) under the HSR Act has expired.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

     In connection with the acquisition of the Shares pursuant to the Offer or the Merger, Parent and the Company will be required to file a pre-merger notification with the German Federal Cartel Office ("FCO"), which is the governmental authority charged with enforcing German competition laws applicable to mergers and acquisitions. Parent and the Company intend to make the appropriate filings with the FCO as promptly as practicable following the commencement of the Offer. The FCO has one month following the filing to advise the parties of its intention to investigate the transactions, in which case the FCO has four months from the date of filing in which to take steps to oppose the transactions. There can be no assurance that the FCO will not investigate or oppose the transactions.

     Based upon an examination of publicly available information, and information provided to the Company by Parent, relating to the businesses in which Parent and its subsidiaries are engaged, the Company has determined that the Company and Parent both provide similar services in certain geographic areas. Although the Company believes that the Purchaser's acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be. See Item 3(b) for certain conditions to the Offer, including conditions with respect to litigation and certain government actions.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Agreement and Plan of Merger, dated as of November 20, 1997, among the Company, Parent and Purchaser.

     Exhibit 2. Stockholders Agreement, dated as of November 20, 1997, among Parent, Purchaser and the Carlyle Stockholders.

     Exhibit 3. Form of Employment Agreement, dated as of November 20, 1997, between Parent and each of Thomas A. Grissen, Helen M. Seltzer, William C. Hoover, Philip A. Odeen, David L. Patterson and Roy
                 V. Woodle.

     Exhibit 4. Confidentiality Agreement, dated as of September 12, 1997, between the Company and Parent.

     Exhibit 5. Recommendation Letter of the Company Board addressed to the Stockholders.

     Exhibit 6. Press Release announcing the Merger Agreement on November 21, 1997.

     Exhibit 7. Opinion of Wasserstein Perella & Co., Inc., dated November 20, 1997.

     Exhibit 8. Exclusivity Agreement, dated November 14, 1997, among the Company, the Carlyle Stockholders and Parent.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 1997

                                          BDM INTERNATIONAL, INC.

                                          By: /s/ JOHN F. MCCABE
                                            ------------------------------------
                                            Name: John F. McCabe
                                            Title:  Corporate Vice President
                                                and General Counsel

                                                                      SCHEDULE I

                                               Wasserstein Perella & Co., Inc.
                                               555 California Street, 43rd Floor
                                               San Francisco, CA 94104
                                               Telephone 415-677-4960
Wasserstein Logo                               Fax 415-288-3960

                               November 20, 1997

BDM International, Inc.
1501 BDM Way
McLean, VA 22102-3204

Members of the Board:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the Shares of common stock, par value $.01 per share (the "Shares"), of BDM International, Inc. (the "Company") of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of November 20, 1997 (the "Merger Agreement"), among the Company, TRW, Inc. ("Parent"), and Sub ("Sub"). The Merger Agreement provides for, among other things, a cash tender offer by Sub to acquire all of the outstanding Shares at a price of $29.50 per Share (the "Tender Offer"), and for a subsequent merger of Sub with and into the Company pursuant to which each outstanding Share will be converted into the right to receive $29.50 in cash (the "Merger" and, together with the Tender Offer, the "Transaction"). The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement.

     In connection with rendering our opinion, we have reviewed the Merger Agreement. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

     We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the commercial and government information technology services industry specifically, and in other industries generally, that we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us and we have assumed, with your consent, that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management and we express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We have assumed that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without material waiver or modification. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

     We are acting as financial advisor to the Company in connection with the proposed Transaction and will receive a fee for our services upon consummation of the Transaction.

     In the ordinary course of our business, we may actively trade the debt and equity securities of the Company and the Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion addresses only the fairness from a financial point of view to the stockholders of the Company of the consideration to be received by such stockholders pursuant to the Transaction, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement.

     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and except for inclusion in its entirety in a proxy statement circulated to stockholders of the Company relating to the Merger or in a tender offer recommendation statement on Schedule 14D-9 from the Company to the holders of Shares relating to the Tender Offer, may not be disseminated, quoted, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any stockholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any stockholder as such.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the $29.50 per Share cash consideration to be received by the stockholders of the Company pursuant to the Transaction is fair to such stockholders from a financial point of view.

                                        Very truly yours,

                                        /s/ Wasserstein Perella & Co., Inc.

                                                                     SCHEDULE II

                     INFORMATION PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

     The following information is being furnished to holders of shares of the common stock ("Stockholders"), par value $.01 per share ("Shares"), of BDM International, Inc., a Delaware corporation (the "Company"), in connection with the possible designation by Systems Acquisition Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of TRW Inc., an Ohio corporation ("Parent"), of at least a majority of the board of directors of the Company (the "Board of Directors") pursuant to the terms of an Agreement and Plan of Merger, dated as of November 20, 1997 (the "Merger Agreement"), by and among the Company, Parent and Purchaser. THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     Section 1.3 of the Merger Agreement provides that promptly upon purchase by Purchaser of any Shares pursuant to the cash tender offer to purchase all of the outstanding Shares ("Offer") and from time to time thereafter as Shares are acquired by Purchaser, Purchaser shall be entitled to designate such number of members ("Purchaser Designees"), rounded up to the next whole number, of the Board of Directors as will give Purchaser representation on the Board of Directors equal to at least that number of directors which is the product of the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Parent bears to the number of Shares outstanding; provided that prior to the consummation of the merger contemplated by the Merger Agreement ("Merger"), the Board of Directors shall always have at least one member who is neither an officer of the Company nor designee, stockholder, affiliate or associate of Parent (an "Independent Director"). If no Independent Director remains, the other members of the Board of Directors shall designate one person to fill one of the vacancies who shall not be either an officer of the Company or a designee, shareholder, affiliate or associate of Parent, and such person shall be deemed to be an Independent Director for purposes of the Merger Agreement. Purchaser is similarly entitled to proportionate representation on committees of the Board of Directors. The Company has agreed to increase the size of the Board of Directors to ensure that it has complied with this provision of the Merger Agreement. Prior to the consummation of the Merger, the affirmative vote of a majority of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement, (iii) extend the time for performance of Parent's obligations under the Merger Agreement or
(iv) take any other action by the Company in connection with the Merger Agreement required to be taken by the Board of Directors.

     The information contained in this Schedule II concerning Parent has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

     As of November 19, 1997, there were issued and outstanding 29,723,431 Shares, each of which entitles the holder to one vote.

                   BOARD OF DIRECTORS, ACQUISITION DESIGNEES
                             AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

     The persons named below are the current members of the Board of Directors ("Directors"). The following sets forth as to each director, his or her age (as of November 24, 1997), and principal occupation and business experience, the period during which each has served as a director, all positions and offices held with the Company, any family relationship with any other director or executive officer of the Company and the directorships currently held by him in corporations whose shares are publicly registered.

             NAME                              PRINCIPAL OCCUPATION                    DIRECTOR SINCE
------------------------------  ---------------------------------------------------    --------------
Dr. Jeanette Grasselli Brown    Dr. Brown is a member of the Compensation                   1995
  Age 69                        Committee. She is a member of the Ohio Board of
                                Regents. She was a Distinguished Visiting Professor
                                and Director of Research Enhancement at Ohio
                                University from 1989-1995. From 1950 until her
                                retirement in 1988, she was employed by BP America
                                (formerly The Standard Oil Company) in various
                                research positions. She retired as director of
                                corporate research, environmental and analytical
                                sciences. She is a member of the Board of Directors
                                of AGA Gas, Inc., The BF Goodrich Company, McDonald
                                & Company Investments and USX Corporation.
Frank C. Carlucci               Mr. Carlucci is the Chairman of the Board of                1990
  Age 67                        Directors of the Company. He is also a member of
                                the Executive and Nominating Committees and
                                Chairman of the Compensation Committee. Mr.
                                Carlucci has been Chairman of the Board and a
                                Managing Director of The Carlyle Group, L. P.
                                ("Carlyle"), a Washington, D.C.- based private
                                merchant bank, since 1993 and served as Vice
                                Chairman of Carlyle from 1989 to 1993. Mr. Carlucci
                                served as U.S. Secretary of Defense from 1987 to
                                1989 and has served in a number of other government
                                positions, including Ambassador to Portugal, Deputy
                                Secretary of Defense and Assistant to the President
                                for National Security Affairs. Mr. Carlucci
                                presently serves on the Board of Directors of
                                Ashland Oil, Inc., General Dynamics Corporation,
                                Kaman Corporation, Neurogen Corporation, Northern
                                Telecom, Ltd., The Quaker Oats Company, SunResorts,
                                Ltd., N.V., Texas Biotechnology Corporation,
                                Pharmacia & Upjohn, Inc. and Westinghouse Electric
                                Corporation. He also presently serves on the Board
                                of Directors of several privately-held companies
                                controlled by Carlyle.
William E. Conway, Jr.          Mr. Conway is Vice Chairman of the Board of                 1990
  Age 48                        Directors of the Company. He is also Chairman of
                                the Audit and Ethics Committee and a member of the
                                Executive and Compensation Committees. Mr. Conway
                                has been a Managing Director of Carlyle since 1987.
                                Mr. Conway presently serves on the Board of
                                Directors of GTS Duratek Inc., Nextel
                                Communications, Inc., Tracor, Inc. and of several
                                privately-held companies controlled by Carlyle.
Phillip R. Cox                  Since 1973, Mr. Cox has been President and Chief            1996
  Age 51                        Executive of Cox Financial Corporation, a financial
                                investment and consulting firm. He is a member of
                                the Board of Directors of Cincinnati Bell, CINergy
                                Corporation, The Federal Reserve Bank, PNC Bank and
                                The Touchstone Mutual Funds.

             NAME                              PRINCIPAL OCCUPATION                    DIRECTOR SINCE
------------------------------  ---------------------------------------------------    --------------
Neil Goldschmidt                Mr. Goldschmidt is a member of the Nominating               1993
  Age 57                        Committee. He is currently President of Neil
                                Goldschmidt, Inc., a company focusing on strategic
                                planning and problem solving for national and
                                international businesses. From 1987 to 1991, Mr.
                                Goldschmidt was Governor of Oregon. From 1981 to
                                1986, he served as Vice President of Nike
                                International and President of Nike Canada. Mr.
                                Goldschmidt served as Secretary of Transportation
                                from 1979 to 1981 and as Mayor of Portland, Oregon
                                from 1972 to 1979. He is a member of the Board of
                                Directors of Analogy, Inc. and the Claremont
                                Technology Group.
Walther Leisler Kiep            Mr. Kiep has been General Partner of Gradmann &             1995
  Age 71                        Holler, an insurance brokerage firm based in
                                Stuttgart, Germany, since 1968. He is currently
                                Chairman of the Supervisory Board of
                                Industrieanlagen-Betriebsgesellschaft mit
                                beschrankter Haftung (IABG) and Zeneca GmbH. He is
                                a member of the Supervisory Board of Volkswagen AG,
                                Glunz AG, CS-Interglass, AG, and Bau Assekuranz-
                                Vermittlungs GmbH. He is a member of the Advisory
                                Council of the Deutsche Bank AB, is Chairman of the
                                International Advisory Board of Marsh & McLennan
                                Companies and is a member of the International
                                European Advisory Board of Fuji-Wolfensohn
                                International.
Philip A. Odeen                 Mr. Odeen is President and Chief Executive Officer          1992
  Age 62                        of the Company. He is also Chairman of the
                                Executive Committee. Mr. Odeen served with Coopers
                                & Lybrand, an international auditing and consulting
                                company, as Vice Chairman, Management Consulting
                                Services from 1991 to 1992, and as Managing Partner
                                from 1978 to 1991. Mr. Odeen has served in a number
                                of government positions, including Director,
                                Program Analysis, National Security Council, and
                                Principal Deputy Assistant Secretary of Defense.
Thomas G. Ricks                 Mr. Ricks is a member of the Audit and Ethics               1992
  Age 44                        Committee. He has served as President and Chief
                                Executive Officer of The University of Texas
                                Investment Management Company since March 1, 1996.
                                Mr. Ricks also served as Vice Chancellor for Asset
                                Management for The University of Texas System from
                                1992 to 1996. From 1988 to 1992, he served as
                                Executive Director of Finance and Private
                                Investments for The University of Texas System. Mr.
                                Ricks is a member of the Board of Directors of DTM
                                Corporation and Newfield Exploration Co.
Dr. William E. Sweeney, Jr.     Dr. Sweeney has served as Executive Vice President          1990
  Age 59                        and a Director of the Company since October 1990
                                and as Chairman of the Board of BDM Europe BV and
                                General Manager and Chairman of the Management
                                Board of Industrieanlagen-Betriebsgesellschaft mbH
                                (IABG) since 1993. Dr. Sweeney joined the Company
                                in 1977 and has held a number of senior management
                                positions.
Earle C. Williams               Mr. Williams is also a member of the Audit and              1990
  Age 68                        Ethics and Nominating Committees. From 1972 until
                                his retirement in 1992, Mr. Williams served as
                                President and Chief Executive Officer of the
                                Company. Mr. Williams is presently a member of the
                                Board of Directors of GAMMA-A Technologies, Inc.,
                                GTS Duratek, Inc. and The Parsons Corporation.

PURCHASER DESIGNEE BIOGRAPHICAL INFORMATION

     Purchaser has informed the Company that it will choose the Purchaser Designees from the individuals shown in the table below to serve on the Board of Directors.

     The following table, prepared from information furnished to the Company by Purchaser, sets forth the name, occupation and age of each of the Purchaser Designees. Each of the Purchaser Designees is a citizen of the United States of America, except for Dr. Blankenstein, who is a German citizen.

             NAME                              PRINCIPAL OCCUPATION                    DIRECTOR SINCE
------------------------------  ---------------------------------------------------    --------------
Joseph T. Gorman                Mr. Gorman has been Chairman of the Board and Chief         1984
  Age 60                        Executive Officer of Parent since 1988. He also
                                served as President of Parent from 1985 to 1991 and
                                as Chief Operating Officer of Parent from 1985 to
                                1988. Mr. Gorman currently is a director of
                                Aluminum Company of America and The Procter &
                                Gamble Company.
Peter S. Hellman                Mr. Hellman has been President and Chief Operating          1995
  Age 48                        Officer of Parent since 1995. He was Executive Vice
                                President and Assistant President of Parent from
                                1994 to 1995. Previously, Mr. Hellman served as
                                Executive Vice President and Chief Financial
                                Officer of Parent from 1991 to 1994. He also is a
                                director of Arkwright Mutual Insurance Company.
Bernd Blankenstein              Dr. Blankenstein has been Executive Vice President
  Age 59                        and General Manager, TRW Steering, Suspension &
                                Engine Group since 1996. He was Managing Director,
                                TRW Deutschland GmbH from 1995 to 1996; Vice
                                President and General Manager, TRW's Global Engine
                                Components business from 1994 to 1996; and Managing
                                Director, TRW Motokomponenten GmbH & Co. KG from
                                1991 to 1995.
Timothy W. Hannemann            Mr. Hannemann has been Executive Vice President and
  Age 54                        General Manager, TRW Space & Electronics Group
                                since 1993. He was Executive Vice President and
                                General Manager, TRW Space & Defense Sector from
                                1991 to 1992.
Howard V. Knicely               Mr. Knicely has been Executive Vice President,
  Age 61                        Human Resources and Communications since 1995. He
                                was Executive Vice President, Human Resources,
                                Communications & Information Resources from 1989 to
                                1994.
William B. Lawrence             Mr. Lawrence has been Executive Vice President,
  Age 53                        General Counsel and Secretary since June 1997. He
                                was Executive Vice President, Planning, Development
                                & Government Affairs from 1989 to June 1997.
Carl G. Miller                  Mr. Miller has been Executive Vice President and
  Age 55                        Chief Financial Officer since 1996. He was
                                Executive Vice President, Chief Financial Officer
                                and Controller in 1996 and Vice President and
                                Controller from 1990 to 1996.
James S. Remick                 Mr. Remick has been Executive Vice President and
  Age 59                        General Manager, TRW Occupant Restraint Systems
                                Group since 1996. He was Executive Vice President
                                and General Manager, TRW Steering, Suspension &
                                Engine Group from 1995 to 1996; Vice President and
                                Deputy General Manager, Automotive in 1995; and
                                Vice President and General Manager, TRW Steering &
                                Suspension Systems, North and South America from
                                1991 to 1995.

             NAME                              PRINCIPAL OCCUPATION                    DIRECTOR SINCE
------------------------------  ---------------------------------------------------    --------------
John P. Stenbit                 Mr. Stenbit has been Executive Vice President and
  Age 57                        General Manager, TRW Systems Integration Group
                                since 1994. He was Vice President and General
                                Manager, TRW Systems Integration Group from 1990 to
                                1994.
Ronald D. Sugar                 Mr. Sugar has been Executive Vice President and
  Age 49                        General Manager, TRW Automotive Electronics Group
                                since 1996. He was Executive Vice President and
                                Chief Financial Officer from 1994 to 1996; Vice
                                President, Group Development, TRW Space &
                                Electronics Group from 1992 to 1994; Vice
                                President, Strategic Business Development, TRW
                                Space & Defense Sector in 1992; and Vice President
                                and General Manager, TRW Space Communications
                                Division from 1987 to 1992.

     Purchaser has informed the Company that each of the directors and officers listed above has consented to act as a Director of the Company, if so designated. None of such directors and officers (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) as represented by Purchaser, to the best of its knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of such directors and officers has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the
Schedule 14D-9.

BOARD COMMITTEES AND MEETINGS

     The Board of Directors met four times during 1996. Each director attended at least 75% of the aggregate number of board meetings and meetings held by committees on which he served. The Board of Directors has four standing committees -- Executive, Audit and Ethics, Compensation and Nominating. The Nominating Committee is composed of Messrs. Carlucci, Goldschmidt and Williams, and met once in 1996. The principal functions of the Nominating Committee are to review and determine the nominees for election as members of the Board of Directors; recommend candidates for approval of the Board to fill any vacancies in the Board; and evaluate the performance of each of the directors of the Company.

     The Executive Committee, composed of Messrs. Carlucci, Conway and Odeen, did not meet in 1996, but took action on nine occasions by unanimous written consent. The Executive Committee may act, subject to certain limitations, on all matters concerning management of the business of the Company which may arise between scheduled Board of Directors' meetings.

     The Audit and Ethics Committee, composed of Messrs. Conway, Ricks and Williams, met four times in 1996. The principal function of the Audit and Ethics Committee is to oversee the performance and review the scope of the audit performed by the Company's independent auditors. The Audit and Ethics Committee also reviews, among other things, the audit report and related findings and recommendations by the auditors and management's responses thereto, and the fees payable to the independent accountants for their services. Additionally, the Audit and Ethics Committee reviews and makes recommendations to the Board of Directors with respect to accounting matters, including financial reporting systems and internal accounting controls for the Company. In performing its duties, the Audit and Ethics Committee consults with the financial and accounting officers and the internal auditors of the Company, as well as the independent accountants.

     The Compensation Committee, composed of Messrs. Carlucci and Conway and Dr. Brown, met once in 1996, and took action on fifteen occasions by unanimous written consent. The principal functions of the Compensation Committee are to determine the compensation of the President and Chief Executive officer of the Company, review the compensation of all officers of the Company and officers of subsidiaries at the position of Senior Vice President and above, determine the aggregate cash bonus awards to key employees, administer the 1990 Stock Option Plan ("1990 Plan") and 1994 Stock Option Plan ("1994 Plan") and select key employees who will receive stock option grants and determine the terms of those grants.

COMPENSATION OF DIRECTORS

     Messrs. Carlucci and Conway and each director who was not an officer of the Company or any of its subsidiaries was paid a director's fee at an annual rate of $24,000, plus $1,000 per day or any portion of a day for attendance at meetings of the Board of Directors and any committees of the Board of Directors, and $250 per hour (travel time excluded) for consulting services outside of such meetings and for visits to the Company's offices or other locations on behalf of the Company for any special purpose, at the request of the President of the Company. Directors are reimbursed for out-of-pocket expenses incurred to attend such meetings and to make such visits.

EXECUTIVE OFFICERS

     Executive officers serve at the discretion of the Board of Directors. The following table sets forth certain information concerning the executive officers of the Company (as of November 24, 1997) who are expected to serve in such capacity until the consummation of the Merger (none of whom has a family relationship with another executive officer):

            NAME                                       POSITION                            AGE
---------------------------- ------------------------------------------------------------- ---
Frank C. Carlucci........... Chairman of the Board of Directors since October 1990          67
William E. Conway, Jr. ..... Vice Chairman and Director since October 1990                  48
Philip A. Odeen............. President, Chief Executive Officer and Director since May      62
                             1992
C. Thomas Faulders, III..... Executive Vice President, Treasurer and Chief Financial        48
                             Officer since April 1995
Thomas A. Grissen........... Senior Vice President of the Company and President, State and  38
                             Local Systems unit since March 1997
William C. Hoover........... Executive Vice President of Company and President, Federal     48
                             Systems unit since June 1996
David L. Patterson.......... President, Integrated Supply Chain unit since June 1997        47
Helen M. Seltzer............ Corporate Vice President of the Company since May 1997 and     51
                               President, BDM Technologies since January 1997
Dr. William E. Sweeney,
  Jr. ...................... Chairman of the Board, BDM Europe, General Manager and         59
                               Chairman of the Management Board, IABG and Director since
                               October 1990
Roy V. Woodle............... President, Enterprise Management Services unit since January   62
                             1997 and President and Chief Executive Officer, Vinnell since
                               June 1993 and January 1994, respectively.

BUSINESS EXPERIENCE

     Frank C. Carlucci has served as Chairman of the Board of Directors of the Company since October 1990. Mr. Carlucci has been Chairman and a Managing Director of The Carlyle Group, L.P. ("Carlyle") since 1993 and served as Vice Chairman of Carlyle from 1989 to 1993. Mr. Carlucci served as U.S. Secretary of Defense from 1987 to 1989 and has served in a number of other government positions, including Ambassador to Portugal, Deputy Secretary of Defense and Assistant to the President for National Security Affairs.

     William E. Conway, Jr. has served as Vice Chairman of the Board of Directors of the Company since October 1990. Mr. Conway has been a Managing Director of Carlyle since 1987.

     Philip A. Odeen has served as President, Chief Executive Officer and a Director of the Company since May 1992. Mr. Odeen served with Coopers & Lybrand, an international auditing and consulting firm, as Vice Chairman, Management Consulting Services from 1991 to 1992, and as Managing Partner from 1978 to 1991. Mr. Odeen has served in a number of government positions, including Director, Program Analysis, National Security Council and Principal Deputy Assistant Secretary of Defense.

     C. Thomas Faulders, III has served as Executive Vice President, Treasurer and Chief Financial Officer of the Company since April 24, 1995. Mr. Faulders served with Comsat Corporation, a provider of international communications and entertainment, as Vice President and Chief Financial Officer from 1992 to 1995. From

1985 to 1992, he served in several senior management positions with MCI Communications Corporation, a long distance service provider.

     Thomas A. Grissen joined the Company on March 31, 1997 as President of its State and Local Systems unit. Prior to joining the Company, Mr. Grissen worked at Unisys Corporation since 1981, most recently as Principal and Managing Director, Social Services National Practice -- West. He served as Principal and Managing Director, Social Services National Practice -- West from January 1996 to March 1997, as Director of Business Development, Central Region Public Sector from June 1995 to January 1996, as Client Relationship Manager/Team Leader from January 1994 to May 1995 and as Regional Manager/Branch Manager from January 1987 to January 1994.

     William C. Hoover joined the Company on June 3, 1996 as Executive Vice President of the Company. He also serves as President of the Company's Federal Systems unit. From November 1994 to May 1996, Mr. Hoover served as President and Chief Operating Officer of PRC, Inc., which provides systems engineering and integration and software development, engineering and information services to federal government customers. From September 1992 to October 1994, he served as President of PRC/Federal Systems Group. From April 1992 to September 1992, he was Executive Vice President and General Manager of USI/Commercial Systems Group. From January 1992 to March 1992, he served as Senior Vice President and General Manager of PRC/Engineering Technology Group. Mr. Hoover initially joined PRC in 1980.

     David L. Patterson joined the Company on June 2, 1997 as President of its Integrated Supply Chain unit. From June 1995 to May 1997, Mr. Patterson was a partner of KPMG Peat Marwick LLP, serving as national practice leader for Plant Operations Systems. Prior to that, he worked for IBM from 1978, most recently as Plant Production Solution Executive. He served as Plant Production Solution Executive from January 1995 to May 1995, as Area Consulting & Services Executive from January 1994 to December 1994, as Industrial Sector Executive for South Carolina from January 1992 to December 1993 and as Industry Center Manager from January 1990 to December 1991.

     Helen M. Seltzer joined the Company as Senior Vice President, Product Marketing, on March 15, 1996. She currently serves as President of the BDM Technologies unit and as Corporate Vice President of the Company. Ms. Seltzer served as Vice President, Marketing/Sales Access Services at Bell Atlantic from 1993 to 1995. From 1983 to 1993, she served in several senior management positions at MCI Communications Corporation.

     Dr. William E. Sweeney, Jr. has served as an Executive Vice President and a Director of the Company since October 1990 and as Chairman of the Board of BDM Europe and General Manager and Chairman of the Management Board of IABG since 1993. Dr. Sweeney joined the Company in 1977 and has held a number of senior management positions.

     Roy V. Woodle has served as President, Enterprise Management Services unit since January 1997 and President and Chief Executive Officer of Vinnell since June 1993 and January 1994, respectively. Mr. Woodle joined Vinnell in 1983 as Vice President, Program Development and from 1988 to 1993, he served as Senior Vice President.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth beneficial ownership of the Company's Shares on November 24, 1997 by (i) each Stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Shares, (ii) each Director of the Company, (iii) each named executive officer of the Company and
(iv) all executive officers and Directors of the Company as a group. Unless otherwise indicated, all Shares are owned directly and the indicated owner has sole voting and dispositive power with respect thereto. Unless otherwise indicated, the address of each person is the Company's principal executive office.

DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS                                AMOUNT(1)     PERCENTAGE
-------------------------------------------------------------------------------  ---------     ----------
The Carlyle Group L.P.(2)......................................................  7,660,000        25.8%
Philip A. Odeen(3).............................................................   433,000          1.5%
Dr. William E. Sweeney, Jr.(4).................................................   258,448         *
Earle C. Williams..............................................................    94,712         *
William E. Conway, Jr..........................................................    75,618         *
Frank C. Carlucci(5)...........................................................    76,308         *
C. Thomas Faulders, III(6).....................................................   187,147         *
Roy V. Woodle(7)...............................................................    28,423         *
Neil Goldschmidt...............................................................    15,082         *
Dr. Jeanette Grasselli Brown...................................................     4,655         *
William C. Hoover(8)...........................................................   171,999         *
Phillip R. Cox.................................................................       795         *
Walther Leisler Kiep...........................................................         0         *
Thomas G. Ricks................................................................         0         *
All Directors and Executive Officers as a group (total 16 persons).............  1,482,368         5.0%

---------------

  *  Less than 1% of the outstanding Shares.

 (1) Pursuant to the regulations of the SEC, shares are deemed to be "beneficially owned" by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares whether or not such person has any pecuniary interest in such shares or the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire through the exercise of any option, warrant or right. Pursuant to the respective option plans, all options shall be deemed vested within 10 days prior to the consummation of the Offer contemplated.

 (2) Includes 6,470,000 Shares held by The Carlyle Partners Leveraged Capital Fund I, L.P. ("The Carlyle Fund"), 1,000,000 Shares held by BDM Acquisition Partners II L.P. ("BDM Partners II") and 190,000 Shares held by BDM Acquisition Partners, L.P. ("BDM Partners"). Carlyle is the sole General Partner of The Carlyle Fund, BDM Partners II and BDM Partners. TWC Virginia, Inc. is the sole General Partner of Carlyle. Frank C. Carlucci is Chairman and a Managing Director and William E. Conway, Jr. is a Managing Director of Carlyle. Messrs. Carlucci and Conway are each Directors and shareholders of the Company. The address of Carlyle is 1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004.

 (3) Includes 12,550 Shares held by The Philip and Marjorie Odeen Charitable Remainder Unitrust, of which Mr. Odeen is the sole trustee. Also includes options (both vested and unvested) to purchase 188,000 Shares granted under the 1990 Plan or the 1994 Plan.

 (4) Includes 210,000 Shares held by the William E. Sweeney, Jr. & Elizabeth W. Sweeney Revocable Trust, of which Dr. Sweeney and his wife are the sole trustees. Also includes options to purchase 46,000 Shares granted under the 1990 Plan which are currently exercisable.

 (5) Voting power for 75,618 of these Shares is shared with Mr. Carlucci's wife.

 (6) Includes options (both vested and unvested) to purchase 150,000 Shares granted under the 1990 Plan, 1994 Plan or the Management Incentive Stock Program.

 (7) Includes options (both vested and unvested) to purchase 25,000 Shares granted under the 1990 Plan and 1994 Plan.

 (8) Includes options (both vested and unvested) to purchase 162,500 Shares of Common Stock granted under the 1994 Plan and Management Incentive Stock Program.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table contains information on compensation for the years ended December 31, 1996, 1995 and 1994 paid to the Chief Executive Officer and the four most highly compensated executive Officers of the Company, other than the Chief Executive Officer, whose aggregate cash compensation exceeded $100,000 during such years (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                                  -------------------------------------  ------------------------
                                                             OTHER        RESTRICTED   SECURITIES
                                                            ANNUAL          STOCK      UNDERLYING      ALL OTHER
    PRINCIPAL POSITION     YEAR    SALARY    BONUS(2)   COMPENSATION(3)  AWARDS(4)(5)  OPTIONS(5)   COMPENSATION(6)
-------------------------- -----  --------   --------   ---------------  ------------  ----------   ---------------
Philip A. Odeen...........  1996  $498,077   $350,000      $       0      $        0       40,000       $65,223
  President and Chief       1995   400,000    300,000              0               0       40,000        66,033
  Executive Officer         1994   400,000    175,000              0               0       20,000        66,033
C. Thomas Faulders,
  III(1)..................  1996  $302,083   $140,000              0               0       30,000        11,125
  Financial Officer         1995   183,333    175,000              0         431,000       60,000           458
                            1994       N/A        N/A            N/A             N/A          N/A           N/A
William C. Hoover(1)......  1996  $181,684   $150,000              0       1,118,500      100,000         3,500
  Executive Vice President  1995       N/A        N/A            N/A             N/A          N/A           N/A
                            1994       N/A        N/A            N/A             N/A          N/A           N/A
Dr. William E. Sweeney....  1996  $249,792   $160,000         99,937               0            0         7,000
  General Manager, IABG     1995   240,000          0        177,973               0            0         5,933
                            1994   241,258    145,000        116,551               0       20,000         7,040
Roy V. Woodle.............  1996  $260,000   $131,000              0               0       10,000        62,636
  President and Chief       1995   250,000    106,000              0               0       10,000        62,720
  Executive Officer,
    Vinnell                 1994   250,000    106,000              0               0       10,000        60,834

---------------
(1) Mr. Faulders joined the Company in April 1995. The bonus award shown for Mr. Faulders in 1995 includes a $25,000 bonus paid in connection with his employment. Mr. Hoover joined the Company in June 1996.

(2) Bonus awards are reflected in the year to which they are attributable and not the year in which they are actually paid.

(3) Fringe benefit amounts are omitted to the extent the aggregate value of such benefits is less than the lesser of 10% of salary and bonus or $50,000. The amounts shown for Dr. Sweeney reflects reimbursement of relocation and travel expenses, cost of living allowance, quarters allowance and exchange rate fluctuation allowance associated with his overseas assignment.

(4) Restricted stock awards were issued pursuant to the Management Incentive Stock ("MIS") Program under which certain members of management were granted options to purchase Shares at an exercise price of $0.01 per share. These options vest over a period greater than three years. The options are subject to forfeiture in the event certain tenure and, in part, certain Company performance criteria are not met. The amounts shown represent the full dollar value of the Shares based on the closing market price on the date of grant, less the $.01 per share exercise price, regardless of whether the shares were actually purchased. At December 31, 1996, Messrs. Odeen, Faulders and Hoover, Dr. Sweeney and Mr. Woodle held 200,000, 50,000, 50,000, 175,000 and 10,000 Shares of restricted stock, respectively, worth $5,424,000, $1,356,000, $1,356,000, $4,746,000 and $271,200, respectively.
    The value of the common stock ownership at year end is based on the last reported sale price of the Shares on December 31, 1996, as reported by Nasdaq Stock Market less the $.01 per Share exercise price paid by the named executive officer upon purchase thereof. The Shares of restricted stock are entitled to the same dividends as all other outstanding Shares.

(5) Each of the Company's option plans contains a "change of control" provision pursuant to which all outstanding options, whether or not then exercisable or vested, become vested and fully exercisable at least ten days prior to the occurrence of a change of control of the Company and all options outstanding upon the consummation of the change of control transaction are cancelled. The consummation of the Offer will be treated as a "change of control" for such purposes, and options outstanding upon such consummation will be cancelled, and the difference between the exercise price of the option and the Offer price will be paid to the option holder in cash.

(6) Amounts shown for 1996 include the dollar value of the life insurance premiums paid on behalf of Messrs. Odeen, Faulders and Hoover, Dr. Sweeney and Mr. Woodle for the last fiscal year, which amounts are $6,500, $9,625, $3,500, $5,500 and $5,616, respectively. Amounts shown for 1996 also include $1,500 of employer matched salary deferral contributions to the 401(k) Savings Plan for each of Messrs. Odeen and Faulders, Dr. Sweeney and Mr. Woodle. The amount shown for 1996 for Mr. Woodle includes a contribution of $11,520 on his behalf to the Vinnell Corporation Retirement Plan (the "Vinnell Plan"), a defined contribution money purchase plan. The amounts shown for 1996 for Messrs. Odeen and Woodle also include a contribution of $57,223 and $44,000, respectively, to a defined contribution supplemental executive retirement plan ("SERP") on their behalf.

OPTION GRANT TABLE

     The following table sets forth information regarding grants of stock options made to the Named Executive Officers during the last fiscal year.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS
                          -------------------------------------------------------------
                                       % OF TOTAL
                          NUMBER OF     OPTIONS                    MARKET                   POTENTIAL REALIZABLE VALUE AT
                          SECURITIES   GRANTED TO                 PRICE ON                  ASSUMED ANNUAL RATES OF STOCK
                          UNDERLYING   EMPLOYEES    EXERCISE OR    GRANT                  PRICE APPRECIATION FOR OPTION TERM
                           OPTIONS     IN FISCAL    BASE PRICE      DATE     EXPIRATION   ----------------------------------
NAME                       GRANTED        YEAR        ($/SH)       ($/SH)     DATE(3)         0%          5%          10%
------------------------  ----------   ----------   -----------   --------   ----------   ----------   ---------   ---------
Philip A. Odeen.........     40,000(1)      4%        $ 17.75     $  17.75     2/23/06           -0-     446,515   1,131,557
C. Thomas Faulders,
  III...................     30,000(1)      3%          17.75        17.75     2/23/06           -0-     334,886     848,668
William C. Hoover.......    100,000(1)     10%         22.375       22.375      6/3/06           -0-     760,580   1,218,198
                             50,000(2)      5%           0.01       22.375      7/3/00    $1,118,500   1,265,512   1,427,583
Dr. William E.
  Sweeney...............        -0-(1)      0%            N/A          N/A         N/A           -0-         -0-         -0-
Roy V. Woodle...........     10,000(1)      1%          17.75        17.75     2/23/06           -0-     111,629     282,889

---------------
(1) Included in the above options granted in 1996 are 70,000 options granted under the 1990 Plan and 110,000 options granted under the 1994 Plan. All options granted in 1996 for the individuals listed above vest and become exercisable at the rate of 25% per year over the course of four years from the date of grant.

(2) Of the 50,000 management incentive stock options grant to Mr. Hoover, 41,116 were issued under the 1994 Plan and 8,884 were issued under the MIS Plan. Options for 12,500 Shares become exercisable in each of June 1997, 1998, 1999 and 2000.

(3) Each of the Company's option plans contains a "change of control" provision pursuant to which all outstanding options, whether or not then exercisable or vested, become vested and fully exercisable at least ten days prior to the occurrence of a change of control of the Company and all options outstanding upon the consummation of the change of control transaction are cancelled. The consummation of the Offer will be treated as a "change of control" for such purposes, and options outstanding upon such consummation will be cancelled, and the difference between the exercise price of the option and the Offer price will be paid to the option holder in cash.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table provides information regarding the exercise of options during the Company's last fiscal year and the number and value of unexercised options held at year end by each of the Named Executive Officers.

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED IN-THE-
                            SHARES                          OPTIONS AT FY-END             MONEY OPTIONS AT FY-END
                          ACQUIRED ON       VALUE      ---------------------------   ---------------------------------
          NAME             EXERCISE      REALIZED(3)   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE(4)   EXERCISABLE(4)
------------------------  -----------    -----------   -------------   -----------   ----------------   --------------
Philip A. Odeen.........     22,000(1)   $   492,250       84,060         63,940        $1,207,698        $1,478,303
C. Thomas Faulders,
  III...................        -0-(1)           -0-       76,320         13,680         1,138,170           253,080
                             12,500(2)       295,250       37,500            -0-         1,017,000               -0-
                             ------       ----------      -------         ------        ----------        ----------
                             12,500          295,250      113,820         13,680         2,155,170           253,080
William C. Hoover.......        -0-(1)           -0-      100,000            -0-           475,000               -0-
                                -0-(1)           -0-       50,000            -0-         1,356,000               -0-
                             ------       ----------      -------         ------        ----------        ----------
                                -0-              -0-      150,000            -0-         1,831,000               -0-
Dr. William E.
  Sweeney...............     18,000(1)       441,000        6,666         39,334           140,819           904,931
Roy V. Woodle...........     40,254(1)     1,007,939       20,832          7,914           302,889           160,621

---------------
(1) Option activity and/or status of options granted under the 1990 Plan and 1994 Plan.

(2) Option activity and/or status of options granted under the MIS Program.

(3) The values disclosed in this column are based on the fair market value of the Shares on the date of exercise less the exercise price.

(4) The values disclosed in these columns are based on the last reported sales price of the Shares on December 31, 1996, as reported by the Nasdaq Stock Market.

PENSION PLANS

     The BDM Retirement Plan (the "Retirement Plan") is a defined benefit plan funded entirely by the Company. The retirement benefit formula, coupled with expected benefits from Social Security, is designed to provide a defined level of income during retirement. Employees of BDM International, Inc. and its domestic affiliates, except for the MSC Division, Vinnell Corporation, The BDM Corporation of Saudi Arabia, BDM-Oklahoma, Inc. and IT Services Company, who complete a specified number of hours of employment in a plan year accrue benefit service under the Retirement Plan. Under the Retirement Plan, the normal retirement age is 60. Employees are eligible for early retirement at age 55, if they have completed 24 months of active, regular, full-time employment. Participants in the Retirement Plan are generally entitled upon retirement to a benefit equal to the sum of (a) for each year of benefit accrual service for plan years after December 25, 1989, 1.4% of annual compensation up to the 35-year average of the Social Security-covered compensation plus 1.82% of annual compensation in excess of the 35-year average of the Social Security-covered compensation, and (b) 1.333% of average annual compensation up to the 35-year average of the Social Security-covered compensation for 1989, plus 2% of the average annual compensation in excess of the 35-year average of the Social Security-covered compensation for 1989 multiplied by the number of years of benefit accrual service for plan years prior to December 26, 1989. The maximum number years of benefit accrual service allowed in making the calculation is 20.

     The Company intends to supplement the benefit payments to Messrs. Odeen and Woodle under the Company's retirement plans through a defined contribution SERP. An annual contribution will be credited to accounts established in the Company for Messrs. Odeen and Woodle in the amounts of $57,223 and $44,000, respectively, which are expected to provide an actuarially determined benefit when Messrs. Odeen and Woodle reach the age of 65, that, when combined with the benefits from the Company's retirement plans, will equal $90,000.

     The Company intends to supplement the benefit payment to Messrs. Faulders and Hoover and Dr. Sweeney under the Retirement Plan through a defined benefit SERP to the extent necessary to ensure that such individuals who retire on or after their normal retirement age with 20 or more years of benefit service receive a stated target retirement benefit of 45% of average compensation for the five highest consecutive years of such individuals, employment.

     The years of benefit accrual service under the Retirement Plan and the estimated maximum anticipated annual benefits at normal retirement date for the Named Executive Officers participating in the Retirement Plan, as of December 31, 1996, are presented in the table below. The estimated maximum anticipated annual benefits at normal retirement date for each of such officers who are participants in the SERP as of December 31, 1996 are also presented. In calculating benefits at retirement, annual earnings have been estimated based on no escalation of current plan year earnings. Benefit payments may be subject to a legislated ceiling at the time of retirement.

                                                                      ESTIMATED ANNUAL
                                                          CURRENT     BENEFIT UNDER THE
                                                          YEARS OF   BDM RETIREMENT PLAN
                                                          BENEFIT         AT NORMAL        ESTIMATED ANNUAL
                                          CURRENT AGE     ACCRUAL        RETIREMENT        BENEFIT UNDER THE
                 NAME                         (1)         SERVICE         (AGE 60)             SERP (3)
---------------------------------------  --------------   --------   -------------------   -----------------
Philip A. Odeen........................         62             5           $17,263             $  62,300
C. Thomas Faulders, III................         48             2            39,562               101,915
William C. Hoover......................         48             1            34,390                91,920
Dr. William E. Sweeney, Jr.............         59            20            60,295                99,954
Roy V. Woodle(2).......................         62           N/A               N/A                47,464

---------------
(1) As of November 24, 1997.

(2) Mr. Woodle does not participate in the Retirement Plan.

(3) Benefits for Messrs. Odeen and Woodle are calculated based on retirement at age 65. Benefits for Messrs. Faulders and Hoover and Dr. Sweeney are calculated based on retirement at age 60.

MANAGEMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

     On November 20, 1997, Parent executed an employment agreement ("New Employment Agreement") with each of Thomas A. Grissen, William C. Hoover, Philip
A. Odeen, David L. Patterson, Helen Seltzer, and Roy Woodle. During the three year term of each New Employment Agreement, the executive will receive (i) an annual base salary of not less than his or her annual base salary in effect immediately prior to the Effective Time, (ii) annual incentive compensation based on incentive target percentages of base salary comparable to such percentages in effect immediately prior to the Effective Time and (iii) a continuation of comparable benefits. If the executive is involuntarily terminated other than for cause, or if the executive voluntarily terminates for certain specified limited reasons, he or she will receive a termination payment determined as follows: (i) if the termination occurs on or prior to the second anniversary of the Effective Time, the termination payment will be three times the sum of the executive's annual salary and target annual incentive compensation in effect immediately prior to the termination, multiplied by a fraction the numerator of which is the number of full months remaining in the employment term and the denominator of which is 36 and (ii) if the termination occurs after the second anniversary of the Effective Time, the termination payment will be the sum of the executive's annual salary and target annual compensation in effect immediately prior to the termination. Pursuant to the Merger Agreement, C. Thomas Faulders, III will be entitled to severance protection for involuntary termination (other than for cause) for up to two years following the Merger. Specifically, (a) if termination occurs during the first 12 months following the Merger, the severance payment will be equal to (i) the sum of his total monthly salary and one-twelfth of his target incentive, in effect at that time of termination, multiplied by (ii) the number of full months remaining until the second anniversary of the Merger; and (b) if termination occurs after the first anniversary of the Merger, the severance payment will be equal to his total annual salary and target annual incentive in effect at that time of termination and the severance period will be defined as 12 months. In addition, if Mr. Faulders remains in the employ of the

Company following the Merger, or another company designated by Parent, for a period of between six months and twelve months following the Merger, he will be entitled to a retention bonus equal to between two months and four months base salary.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee (the "Committee") of the Board of Directors of the Company is composed entirely of independent outside directors. The members of the Committee in 1996 were Frank C. Carlucci, Chairman, William E. Conway, Jr. and Dr. Jeanette Grasselli Brown. Messrs. Carlucci and Conway have been members of the Committee since 1990; Dr. Brown became a member of the Committee in May 1996; and Mr. Phillip R. Cox became a member in May 1997.

     The Committee has the following authority and responsibilities: reviewing and recommending to the Board the compensation of members of the Board of Directors of the Company; determining the compensation of the President, including fringe benefits and incentive compensation; reviewing and making recommendations concerning the compensation of all officers of the Company other than the President of the Company; and reviewing the compensation of all employees of any wholly owned subsidiary of the Company who are at an executive level in such company.

     The Committee annually evaluates salary compensation and incentive compensation in the form of cash bonus awards and incentive stock options. Such evaluations are made following a review of the Company's financial performance, results of operations, contract awards and proposal activity, and the achievement of business goals. In order to ensure that the Company's salaries are competitive with the marketplace, the Company participates in five or six executive compensation surveys on an annual basis. By benchmarking its executive positions to the midpoint of related positions within the industry, the Company ensures that not only its salaries but its total compensation is competitive. This information is reviewed on an annual basis.

     Compensation is given to executive officers (including the Named Executive Officers) in the form of salary, cash bonus incentive compensation awards, and stock option awards under the 1990 Plan, the 1994 Plan, and the vesting of Management Incentive Stock under the MIS Program (together, the "Plans"). Receipt of shares under the MIS Program is dependent on the continued employment of such executives through the vesting dates of such shares and, in part, the Company meeting certain financial performance goals.

     The Plans are designed to allow certain key employees, upon whose efforts the Company is dependent for the successful conduct of its business, to derive financial benefit from the appreciation in the value of the Company's stock and to take a proprietary interest in the Company. The financial reward derived at the time of the sale of the shares should serve as an incentive for the employee to continue employment and increase his or her efforts. Stock options are designed to motivate, retain, and reward employees with meaningful financial gains, tied to Company performance, in exchange for a sustained (multi-year) contribution to the Company. The primary purpose of the cash bonus incentive program is to reward individual performance, in the context of the Company performance, evaluated over the last twelve months. Thus, cash bonuses are a short-term incentive program.

     Evaluation factors for 1996 incentives were as follows. With respect to cash bonus incentive compensation, awards were made on the basis of 1996 performance in the following key contribution areas, where appropriate: generating revenue, direct labor, and profit in accordance with individual projections and goals; developing new or expanded market positions; and capturing significant business that builds a new base for the future. The executives were also evaluated in terms of leadership and overall past performance in the following applicable areas: human resources development, including mentoring, training, meeting equal employment opportunity and affirmative action goals, and reducing turnover; teamwork and cooperation within the Company; resource management, including the human resources of his or her organizational unit, as well as the effective utilization of the Company's administrative resources; organizational effectiveness and discipline (meaning that their organization runs smoothly according to established Company policies and procedures); and overall effectiveness, both within the Company and externally with clients and the business community.

Certain executives of the Company have a portion of their incentive compensation determined based on the financial and other performance of the Company as a whole.

     Awards of incentive stock options to executive employees for 1996 were based on current performance, as well as factors related to expected future performance and contributions to the Company. In addition to the specific performance and leadership evaluation, the full range of considerations included, where appropriate: the potential for increased contribution during 1997; the expected level of achievement and contribution in years after 1997; the contribution of the employee to the Company as a whole; the amount of incentive stock options and the Management Incentive Stock rights held by the employee relative to his or her peers; and the importance (motivational value) of incentive stock options to the employee.

     Philip A. Odeen was employed as President and Chief Executive Officer of the Company, effective May 1, 1992. The compensation of Mr. Odeen was initially determined by the Committee at the time of his employment with the Company. Mr. Odeen's annual salary was established at a rate of $400,000. The Committee determined to increase Mr. Odeen's annual salary to $500,000 effective January 1, 1996. His incentive compensation related to 1996, in the form of a cash bonus approved February 21, 1997, and incentive stock options granted March 3, 1997, was based on the Company's performance in 1996. See Summary Compensation Table above.

                                          COMPENSATION COMMITTEE
                                          Frank C. Carlucci
                                          William E. Conway, Jr.
                                          Dr. Jeanette Grasselli Brown

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     For fiscal years 1996, the Compensation Committee of the Board of Directors made all determinations with respect to executive officer compensation. Messrs. Carlucci and Conway and Dr. Brown, each a Director of the Company, served as members of the Compensation Committee in 1996. The Company is not aware of any Compensation Committee interlocks.

                            STOCK PERFORMANCE GRAPH

     The following graph shows changes over the past five-year period (the Shares were registered under Section 12(g) of the Exchange Act on April 29,
1994) in the value of $100 invested in (1) the Shares; (2) the Standard & Poor's 500 Index; and (3) and industry group of 12 other information systems and technology services companies: American Management Systems, Inc., Analysis & Technology, Inc., Analysts International Corp., CACI International Inc., Computer Horizons Corp., Computer Sciences Corp., Computer Task Group, Inc., EDS Corp., Keane Inc., Logicon, Inc., Nichols Research Corp., and Systems and Computer Technology Corp. The values of each investment are based on share price appreciation plus dividends, with reinvestment of dividends. The calculations exclude trading commissions and taxes.

[THE TABULAR INFORMATION BELOW IS A FAIR AND ACCURATE DESCRIPTION OF GRAPHIC OR
         IMAGE MATERIAL OMITTED FOR THE PURPOSE OR ELECTRONIC FILING.]

                                                            FISCAL YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------------
                                                   1991     1992     1993     1994     1995     1996
                                                   ----     ----     ----     ----     ----     -----
BDM International, Inc...........................  100      100      162      229      552      1,033
S&P 500..........................................  100      108      118      120      165        203
Industry Group...................................  100      111      113      152      224        273

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     Frank C. Carlucci, the Chairman and a Director of the Company, and William
E. Conway, Jr., Vice Chairman and a Director, are Managing Directors of Carlyle, which rendered financial advisory services to the Company during 1996. Mr. Conway owns more than 10% of the capital stock of the general partner of Carlyle. Carlyle is the general partner of The Carlyle Fund, BDM Partners and BDM Partners II, stockholders of the Company.

     The Company has retained Carlyle to provide certain financial and investor-relations services, to assist management in evaluating corporate acquisition opportunities and financial strategies and to provide similar other services. In consideration of such services, the Company pays Carlyle an annual fee of $500,000 plus expenses, a portion of which is offset by the amount which ordinarily would be payable to Mr. Conway for services rendered in his capacity as Director of the Company. In addition, Carlyle serves as a financial advisor to the Company in connection with any acquisition, corporate reorganization, financing, stock offering or similar transaction by the Company, and has received fees commensurate with its services in connection with any such transaction. Carlyle will not receive any fees in connection with the Offer and the Merger and has terminated its rights to receive any fees from the Company thereafter. The Company paid Carlyle approximately $503,000, $506,000 and $505,000, for the provision of these services for the years ended December 31, 1996, 1995 and 1994, respectively.

     In connection with this transaction, Carlyle entered into a Stockholder's Agreement dated November 20, 1997, and Messrs. Grissen, Hoover, Odeen, Patterson, and Woodle, Ms. Seltzer entered into the Employment Agreement.

     All future transactions (other than ordinary course transactions such as fixing salaries or awarding employee benefits) and loans between the Company and its directors, officers and principal shareholders will be ratified by a majority of the members of the Board of Directors not having any interest in the transactions and will be on terms believed to be no less favorable to the Company than those generally available from unaffiliated third parties.

                       SECTION 16(a) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of the registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC on Forms 3, 4 and 5 and to furnish to the Company copies of all such reports. Based solely on its review of the copies of such forms received by it, the Company believes that during fiscal 1996, Messrs. Faulders and Woodle each submitted late one Form 4. The Form 4 submitted by Mr. Faulders reported late one acquisition of Shares. The Form 4 submitted by Mr. Woodle reported late two acquisitions and one disposition of Shares.